UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	First quarter 2019 earnings release of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México.
2.	First quarter 2019 earnings presentation of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 1, 2019

Item 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 1Q19 Consolidated Results

III.	Analysis of 1Q19 Consolidated Results

IV.	Relevant Events, Transactions and Activities

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	1Q19 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Consolidated Financial Statements

XII.	Notes to Consolidated Financial Statements

Earnings Release | 1Q.2019
Banco Santander México
1

Banco Santander México Reports First Quarter 2019 Net Income of Ps.5,291 Million

-	Executing the third and final year of operational and digital transformation

-	Loyalty and digitalization initiatives continue to enhance quality of retail customer base

-	Robust loan growth, particularly in middle-market, government and mortgages, while improving the asset quality

-	Net income growth mainly driven by strong net interest income and lower provisions, offset by higher effective tax rate

Mexico City – April 30th, 2019, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month period ending March 31st, 2019.

Banco Santander México reported net income of Ps.5,291 million in 1Q19, representing increases of 11.9% YoY and 15.3% QoQ.

HIGHLIGHTS
Results (Million pesos)	1Q19	4Q18	1Q18	% QoQ	% YoY
Net interest income	16,449	16,203	14,615	1.5	12.5
Fee and commission, net	4,426	4,230	4,069	4.6	8.8
Core revenues	20,875	20,433	18,684	2.2	11.7
Provisions for loan losses	4,318	4,838	4,137	(10.7)	4.4
Administrative and promotional expenses	9,256	9,228	8,218	0.3	12.6
Net income	5,291	4,590	4,727	15.3	11.9
Net income per share[1]	0.78	0.68	0.70	14.7	11.4

Balance Sheet Data (Million pesos)	Mar-19	Dec-18	Mar-18	% QoQ	% YoY
Total assets	1,304,294	1,381,570	1,288,249	(5.6)	1.2
Total loans	691,226	682,848	630,999	1.2	9.5
Deposits	702,644	693,812	665,100	1.3	5.6
Shareholders´ equity	132,366	125,693	122,132	5.3	8.4

Key Ratios (%)	1Q19	4Q18	1Q18	bps QoQ	bps YoY
Net interest margin	5.58	5.44	5.52	14	6
Net loans to deposits ratio	95.41	95.38	91.88	3	353
ROAE	16.40	15.18	15.87	122	53
ROAA	1.58	1.36	1.45	22	13
Efficiency ratio	44.81	46.63	44.77	(182)	4
Capital ratio	16.90	15.91	15.71	99	119
NPLs ratio	2.15	2.36	2.43	(21)	(28)
Cost of Risk	2.69	2.72	3.05	(3)	(36)
Coverage ratio	140.06	131.16	129.48	890	1,058

Operating Data	Mar-19	Dec-18	Mar-18	% QoQ	% YoY
Branches	1,214	1,219	1,219	(0.4)	(0.4)
Branches and offices[2]	1,390	1,393	1,375	(0.2)	1.1
ATMs	8,507	8,384	7,506	1.5	13.3
Customers	17,034,317	16,690,402	15,857,837	2.1	7.4
Employees	19,291	18,979	17,829	1.6	8.2

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.
2) Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 1Q.2019
Banco Santander México
2

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “As we entered the third and final year of transforming our bank operationally and digitally, successful execution of our strategy continued improving performance across all business areas. Our discipline allowed us to deliver a 12% year-on-year increase in net income, with ROAE rising 53 basis points to 16.4%. We achieved this while continuing to invest in our strategic initiatives and improving asset quality throughout our loan portfolio.

Also reflecting the strength of our strategy to become a more client-centric bank, we made further progress driving sustained high-quality loan expansion that was in line with the market, while generating our ninth consecutive quarter of double-digit growth in retail deposits. More importantly, our base of loyal clients, who are four times more profitable than others, continues to expand at a strong, double-digit rate. The number of digital and mobile customers accelerated at an even faster pace, as our digital transformation advances.

Attracted by the growing strength of our franchise and the potential of Mexico’s financial sector, our parent company recently announced its intention to launch a voluntary exchange offer to acquire minority shareholders’ interests in Banco Santander México. As part of this offer, there are no plans to de-list Banco Santander México’s shares neither from the Mexican Stock Exchange nor from the NYSE.”

Earnings Release | 1Q.2019
Banco Santander México
3

SUMMARY OF FIRST QUARTER 2019 CONSOLIDATED RESULTS

Loan portfolio

Banco Santander México’s total loan portfolio, as of 1Q19, increased 9.5% YoY, or Ps.60,227 million, to Ps.691,226 million, and 1.2%, or Ps.8,378 million, on a sequential basis.

During the quarter, Banco Santander México generated robust loan growth, particularly in the middle-market, government and mortgages portfolios, while improving its asset quality. Growth was well balanced across the Bank’s loan segments, supporting solid performance in net interest income.

Deposits

Deposits, which represent 83.4% of Banco Santander México’s total funding1, increased 5.6% YoY in 1Q19 and 1.3% sequentially. In turn, demand deposits increased by 4.0% YoY and term deposits by 8.9% YoY, the latter being driven by a high interest rate environment. The Bank’s strategy to attract and retain retail clients, which includes the acquisition of payroll accounts, continues to perform well. Total individual and SME deposits, growing 13.7% YoY and 9.9%, respectively.

The loans-to-deposits ratio stood at 95.41% in 1Q19, which compares with 91.88% in 1Q18 and 95.38% in 4Q18, while the Bank maintaining a healthy funding position to leverage future growth opportunities.

In 1Q19, individual term deposits represented 34.1% of total term deposits, compared with 31.2% in 1Q18 and 32.7% in 4Q18. Individual demand deposits represented 27.9% of total demand deposits, compared with 26.4% in 1Q18 and 30.7% in 4Q18.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 1Q.2019
Banco Santander México
4

Net income

Banco Santander México reported 1Q19 net income of Ps.5,291 million, representing increases of 11.9% YoY and 15.3% QoQ. The increase in net income reflects solid performance in net interest income as well as lower provisions for loan losses, and was partially offset by a higher effective tax rate.

Net income statement
Million pesos				% Variation				% Variation
	1Q19	4Q18	1Q18	QoQ	YoY	3M19	3M18	19/18
Net interest income	16,449	16,203	14,615	1.5	12.5	16,449	14,615	12.5
Provisions for loan losses	(4,318)	(4,838)	(4,137)	(10.7)	4.4	(4,318)	(4,137)	4.4
Net interest income after provisions for loan losses	12,131	11,365	10,478	6.7	15.8	12,131	10,478	15.8
Commission and fee income, net	4,426	4,230	4,069	4.6	8.8	4,426	4,069	8.8
Net gain (loss) on financial assets and liabilities	332	(188)	288	276.6	15.3	332	288	15.3
Other operating income	(551)	(455)	(617)	21.1	(10.7)	(551)	(617)	(10.7)
Administrative and promotional expenses	(9,256)	(9,228)	(8,218)	0.3	12.6	(9,256)	(8,218)	12.6
Operating income	7,082	5,724	6,000	23.7	18.0	7,082	6,000	18.0
Income taxes (net)	(1,791)	(1,134)	(1,273)	57.9	40.7	(1,791)	(1,273)	40.7
Net income	5,291	4,590	4,727	15.3	11.9	5,291	4,727	11.9
Effective tax rate (%)	25.29	19.81	21.22			25.29	21.22

1Q19 vs 1Q18

The 11.9% year-on-year increase in net income was principally driven by:

i)	A 12.5%, or Ps.1,834 million, increase in net interest income, due to the Bank’s greater focus on profitability across the balance sheet and, to a lesser extent, by the high interest rate environment;

ii)	An 8.8%, or Ps.357 million, increase in net commissions and fees, mainly due to growth in debit and credit card and insurance fees; and

iii)	A 10.7%, or Ps.66 million, increase in other operating income, mostly resulting from lower provisions for legal and tax contingencies and write-offs and recoveries, partly offset by higher premiums paid on guarantees for SMEs loans portfolio.

Earnings Release | 1Q.2019
Banco Santander México
5

The increase in net income was partially offset by:

i)	A 12.6%, or Ps.1,038 million, increase in administrative and promotional expenses, mainly due to higher other expenses, personnel expenses, technology services and depreciation and amortization, partially offset by a decrease in professional fees; and

ii)	A 40.7%, or Ps.518 million, increase in income taxes, that resulted in a 25.29% effective tax rate in the quarter, compared to 21.22% in 1Q18.

Gross operating income

Banco Santander México’s gross operating income for 1Q19 totaled Ps.21,207 million, representing increases of 11.8% YoY and 4.8% QoQ, while core earnings continued to perform well, market-related income during 1Q19 continue below the Bank’s historical average.

Gross operating income is broken down as follows:

Breakdown Gross Operating Income
(%)				Variation bps
	1Q19	4Q18	1Q18	QoQ	YoY
Net Interest Income	77.56	80.03	77.03	(247)	53
Net Commissions and Fees	20.87	20.89	21.45	(2)	(58)
Market related revenue	1.57	(0.92)	1.52	249	5
Gross Operating Income*	100.00	100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 1Q19 increased 53 basis points to 16.40% from 15.87% reported in 1Q18 and by 122 basis points versus 15.18% in 4Q18, despite ongoing investments in strategic initiatives.

Earnings Release | 1Q.2019
Banco Santander México
6

Strategic initiatives and commercial actions

This is the final year of the three-year Ps. 15 billion investment plan we announced back on December 2016 with the aim of digitalizing operations and becoming our customer’s primary bank. While our investment plan will end this year, our strategy will continue centered in attracting, keeping and strengthening the loyalty of our customers, increasing cross selling, promoting migration to our digital platforms and expanding our value proposition with new products and services. We highlight our main progress of our three big strategic pillars on which our investment plan is based:

➢	Digitalization of products and processes, transformation of our distribution network and investment in infrastructure and cutting-edged technology.

▪	In our digital factory “Spotlight”, we are working on digital solutions for our customers to be able to do any banking operation or transaction from their smartphones, without the need to go to a branch. We are digitalizing products and processes for our clients and employees and have launched more than 100 functionalities, including fingerprint and Face ID access to “Súper Móvil”, our mobile banking App.

▪	We have incorporated global components in the design of the “Súper Móvil” App and optimized its performance, leveraging on the experience and know-how of our global operations.

▪	This quarter we introduced “Mis Metas”, a personalized saving plan through “Súper Móvil” that allows our customers to automatize savings by rounding up on purchases, separating a percentage of your payroll or by programing frequent charges. The tool is free with neither commissions nor forced terms and pays interest with no minimum amount.

▪	We launched the new “GoPay” functionality for managing direct debits to pay services through “Super Móvil”.

▪	We have developed digital tools for faster and safer opening of digital payroll accounts, and payment processes through smart watches or smartphones like Contactless, with the aim of reducing the waiting time of our clients.

▪	We continued with the deployment of our last generation ATMs throughout the country and with the constant enhancement of our CRM. At the end of March 2019, we had 862 full-function ATMs in operation, having an objective of 1,000 by year-end, which would take us to our natural market share in this type of infrastructure.

▪	We have transformed 364 branches, according to our new distribution model which promotes the use of digital channels and self-service. The identification of 818 micro-markets within Mexico has allowed us adapt our branches according to each micro-market’s needs, which should boost volume growth. We also transformed our distribution network model, where branch managers are responsible for their branches’ own P&L and cost of risk.

▪	We have added an additional channel in “Super Net” which allows customers to manage their credit card clarifications of unrecognized charges online, with no need to make a phone call or go to a branch.

▪	Super Digital, a fully digital account which is addressed to non-banked clients or digital natives who prefer not to go to a branch, has now more than 198,000 accounts since its launch in October 2016.

▪	We continue digitalizing our client base and keep building loyalty, which led to a 48% increase in digital clients and 20% in loyal customers as of 1Q19. It is worth nothing that the number of mobile customers increased 68% in the last 12 months. Mobile monetary transactions accounted for 80% of digital monetary transactions, up from 62% a year ago.

Earnings Release | 1Q.2019
Banco Santander México
7

➢	On the retail front, investment initiatives are aimed at boosting customer acquisition, cross-selling and building loyalty.

▪	Our App “Super Wallet” reached +500,000 customers, supporting the migration of our customers to digital banking. The App allows customer to manage their money, block or unblock cards, make contactless payments, check balances, make movements and check their loyalty programs. Our App users have a card usage 75% higher than non-users.

▪	We redesigned our Autocompara Insurance landing page, optimizing the steps required to quote a car insurance policy.

▪	Our new “Seguro de Daños” in the mortgage segment, covers the commercial value of a property, feature that makes it the best of this type of insurance in the market.

▪	In order to continue attracting new customers and increasing loyalty of our existing ones, we have launched several initiatives that are progressing positively.

-	Santander Plus continues to perform well. Over 5.2 million customers have now enrolled in this program, of which 53% are new to the bank.

-	Our payroll attraction plan has 4.31 million customers, having attracted c.500,000 new in the last year.

-	The Santander-Aeroméxico co-branded card has also been very successful, with more than 914,000 cardholders, of which 34% are new.

-	Our Hipoteca Plus mortgage program is helping us attract and maintain loyal customers. At this point, around 70% of new mortgage loans are linked to Hipoteca Plus.

-	The “Select Me” Program seeks to promote women’s empowerment, including solutions that facilitate their day-to-day and professional development. At the end of 1Q19, there were more than 5,400 active clients.

▪	Additionally, in the commercial segment we continue consolidating leading positions in key segments in Mexico, such as SMEs and middle-market, while we aim to become one of the top three players in corporate and investment banking.

➢	In addition, our bank’s value proposition is complemented with new businesses, which will allow us to attend other needs our clients have, such as auto financing and insurance.

▪	In our auto loans business, “Super Auto”, we are working together with more than 500 dealers nationwide. By 1Q19, we had a loan portfolio over Ps.1 billion. We have established alliances with Peugeot, Suzuki and KTM to become their main financial partner in financing cars and motorcycles for their brands with personalized offers.

▪	With regards to the financial inclusion program, “TUIIO”, at the end of 1Q19, the Bank had 41 branches in more than 10 states, with 25,600 customers, reaching a loan portfolio of Ps. 90 million.

Customers
(Thousands)				% Variation
	Mar 19	Dec 18	Mar 18	QoQ	YoY
Loyal Customers[1]	2,652	2,519	2,161	5.3	24.0
Digital Customers[2]	3,227	2,879	2,220	12.1	45.4
Santander Plus	5,389	4,673	3,480	15.3	54.9
Santander - Aeroméxico	954	919	862	3.8	10.7
[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

Earnings Release | 1Q.2019
Banco Santander México
8

ANALYSIS OF FIRST QUARTER 2019 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio shows solid performance across all of Banco Santander México’s core businesses and reflects a continued focus on profitability.

Portfolio Breakdown
Million pesos				% Variation
	Mar-19	Dec-18	Mar-18	QoQ	YoY
Commercial	435,994	430,362	391,778	1.3	11.3
Middle-market	183,691	177,662	164,713	3.4	11.5
Corporates	95,410	95,536	90,692	(0.1)	5.2
SMEs	78,229	77,389	72,947	1.1	7.2
Government & Financial Entities	78,664	79,775	63,426	(1.4)	24.0

Individuals	255,232	252,486	239,221	1.1	6.7
Consumer	112,050	110,837	106,871	1.1	4.8
Credit Cards	56,473	56,227	53,795	0.4	5.0
Other Consumer	55,577	54,610	53,076	1.8	4.7
Mortgages	143,182	141,649	132,350	1.1	8.2
Total	691,226	682,848	630,999	1.2	9.5

The total loan portfolio rose 9.5% YoY, or Ps.60,227 million, to Ps.691,226 million in 1Q19. On a sequential basis, the total loan portfolio increased 1.2%, or Ps.8,378 million.

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 63.1% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 51.7% of the total. Middle-market, Corporate and SME loans represented 26.6%, 13.8% and 11.3% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 36.9% of the total loan portfolio. Mortgage, credit card and consumer loans, represented 20.7%, 8.2% and 8.0% of the total loan portfolio, respectively.

Earnings Release | 1Q.2019
Banco Santander México
9

Loan portfolio breakdown
Million pesos
	Mar-19%		Dec-18%		Mar-18%
Performing loans
Commercial	430,571	62.3	424,710	62.2	386,451	61.2

Individuals	245,779	35.6	242,051	35.4	229,199	36.3
Consumer	107,959	15.6	106,576	15.6	102,715	16.3
Credit cards	54,170	7.8	53,821	7.9	51,523	8.2
Other consumer	53,789	7.8	52,755	7.7	51,192	8.1
Mortgages	137,820	19.9	135,475	19.8	126,484	20.0
Total performing loans	676,350	97.8	666,761	97.6	615,650	97.6

Non-performing loans
Commercial	5,423	0.8	5,652	0.8	5,327	0.8

Individuals	9,453	1.4	10,435	1.5	10,022	1.6
Consumer	4,091	0.6	4,261	0.6	4,156	0.7
Credit cards	2,303	0.3	2,406	0.4	2,272	0.4
Other consumer	1,788	0.3	1,855	0.3	1,884	0.3
Mortgages	5,362	0.8	6,174	0.9	5,866	0.9
Total non-performing loans	14,876	2.2	16,087	2.4	15,349	2.4

Total loan portfolio
Commercial	435,994	63.1	430,362	63.0	391,778	62.1

Individuals	255,232	36.9	252,486	37.0	239,221	37.9
Consumer	112,050	16.2	110,837	16.2	106,871	16.9
Credit cards	56,473	8.2	56,227	8.2	53,795	8.5
Other consumer	55,577	8.0	54,610	8.0	53,076	8.4
Mortgages	143,182	20.7	141,649	20.7	132,350	21.0
Total loan portfolio	691,226	100.0	682,848	100.0	630,999	100.0

As of 1Q19, commercial loans increased 11.3% YoY, driven by middle-market company and government loans. Middle-market, SME and Corporate loans posted 11.5%, 7.2%, and 5.2% YoY growth rates, respectively. Loans to government and financial entities increased 24.0% YoY, as the Bank continued selectively pursuing corporate and government business to acquire payroll accounts, among other objectives.

Mortgage loans continued expanding during the quarter, increasing 8.2% YoY and 1.1% sequentially, despite the sale of a 1 billion pesos non-performing loan portfolio. The good traction in this segment has been supported by the continued success of Hipoteca Plus, which accounted for 70% of total mortgage origination during the quarter. This product is helping Banco Santander México attract new, quality clients, with whom the Bank is developing strong relationships and cross selling many other financial products and services, capturing a greater share of wallet. However, mortgage loans were still affected by the run-off of acquired portfolios. Excluding this effect, the mortgage portfolio would have increased 12.4% YoY, exceding market growth.

Credit card loans increased 5.0% YoY and 0.4% QoQ, while credit card usage increased 11.4%, allowing Banco Santander México to catch up with the market and rebalance the portfolio toward a more profitable mix. The good performance in this product category is another example of the Bank’s ability to cross sell products to payroll and Hipoteca Plus customers. The Bank still maintains a cautious approach to credit card growth by only targeting existing customers. This approach has contributed to sustained healthy asset quality and higher profitability in this segment.

The strategy of leveraging Banco Santander México’s strong commercial franchise to attract payroll accounts continues to drive robust growth in consumer loans. Payroll loans showed solid performance, increasing 13.0% YoY and 4.2% QoQ, which was above market growth. However personal loans remained soft, as the Bank focused on further strengthening its payroll franchise.

Earnings Release | 1Q.2019
Banco Santander México
10

Total Deposits

Total deposits at the end of 1Q19 were Ps.702,644 million, an increase of 5.6% YoY and 1.3% sequentially. Demand deposits reached Ps.463,941 million, growing 4.0% YoY and 1.6% sequentially. Individual demand deposits rose 10.0% YoY, allowing the Bank to improve its deposit mix. Term deposits remained solid, increasing 8.9% YoY and 0.6% QoQ to Ps.238,703 million. Individual term deposits grew 20.1% YoY and 6.0% QoQ, benefiting from a higher interest rate environment.

Banco Santander México strategy to attract and retain clients continues to perform well as deposits from individuals and SMEs grew 13.7% and 9.9% respectively.

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	1Q19	4Q18	1Q18	QoQ	YoY	3M19	3M18	19/18
Interest on funds available	859	837	703	2.6	22.2	859	703	22.2
Interest on margin accounts	308	281	296	9.6	4.1	308	296	4.1
Interest and yield on securities	4,634	5,881	4,339	(21.2)	6.8	4,634	4,339	6.8
Interest and yield on loan portfolio – excluding credit cards	18,106	18,037	15,796	0.4	14.6	18,106	15,796	14.6
Interest and yield on loan portfolio related to credit card transactions	3,514	3,610	3,180	(2.7)	10.5	3,514	3,180	10.5
Commissions collected on loan originations	132	138	151	(4.3)	(12.6)	132	151	(12.6)
Interest and premium on sale and repurchase agreements and securities loans	3,220	1,705	1,523	88.9	111.4	3,220	1,523	111.4
Interest income	30,773	30,489	25,988	0.9	18.4	30,773	25,988	18.4

Daily average interest earnings assets	1,178,368	1,190,536	1,059,520	(1.0)	11.2	1,178,368	1,059,520	11.2

Interest from customer deposits – demand deposits	(3,013)	(2,657)	(2,382)	13.4	26.5	(3,013)	(2,382)	26.5
Interest from customer deposits – time deposits	(4,302)	(4,245)	(3,336)	1.3	29.0	(4,302)	(3,336)	29.0
Interest from credit instruments issued	(685)	(680)	(678)	0.7	1.0	(685)	(678)	1.0
Interest on bank and other loans	(1,012)	(1,216)	(874)	(16.8)	15.8	(1,012)	(874)	15.8

Earnings Release | 1Q.2019
Banco Santander México
11

Interest on subordinated capital notes	(436)	(451)	(429)	(3.3)	1.6	(436)	(429)	1.6
Interest and premium on sale and repurchase agreements and securities loans	(4,876)	(5,037)	(3,674)	(3.2)	32.7	(4,876)	(3,674)	32.7
Interest expense	(14,324)	(14,286)	(11,373)	0.3	25.9	(14,324)	(11,373)	25.9

Daily average interest-bearing liabilities	1,045,069	1,055,163	931,687	(1.0)	12.2	1,045,069	931,687	12.2

Net interest income	16,449	16,203	14,615	1.5	12.5	16,449	14,615	12.5

Net interest income in 1Q19 totaled Ps.16,449 million, increasing 12.5% YoY, or Ps.1,834 million, and 1.5% or Ps.246 million, sequentially.

The 12.5% YoY increase in net interest income resulted from the combination of:

i)	A 18.4%, or Ps.4,785 million, increase in interest income, to Ps.30,773 million, stemming from a 11.2%, or Ps.118,848 million, increase in average interest-earning assets and a 64 basis point increase in the average interest rate received; and

ii)	A 25.9%, or Ps.2,951 million, increase in interest expense, to Ps.14,324 million, resulting from a 12.2%, or Ps.113,382 million, increase in interest-bearing liabilities and a 60 basis point increase in average interest rate paid.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 1Q19, stood at 5.58%, compared to 5.52% in 1Q18 and 5.44% in 4Q18. The YoY increase in NIM mainly reflects the Bank’s emphasis on profitability, as well as a higher interest rate environment, partially offset by increased interest rates paid on term and demand deposits and repurchase agreements.

Earnings Release | 1Q.2019
Banco Santander México
12

Interest Income

Total average interest earning assets in 1Q19 amounted to Ps.1,178,368 million, increasing 11.2%, or Ps.118,848 million, YoY, mainly driven by 8.8% growth, or Ps.54,915 million, in the average loan portfolio, by 90.3% growth, or Ps.74,629 million, in repurchase agreements, and by 6.4% growth, or Ps.4,100 million, in funds available, partly offset by a 4.5% decrease, or Ps.11,542 million, in investment in securities. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	1Q18	2Q18	3Q18	4Q18	1Q19
Loans	58.9	56.7	58.9	57.0	70.7
Securities	24.1	25.1	25.0	25.6	15.0
Funds Available	6.0	7.5	7.0	6.2	2.8
Rep. Agreements	7.8	8.4	7.0	8.5	10.5
Margin accounts	3.2	2.3	2.1	2.7	1.0
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 1Q19 generated Ps.21,752 million and accounted for 70.7% of total interest income. The remaining interest income of Ps.9,021 million is broken down as follows: 15.0% from investment in securities, 10.5% from repurchase agreements, 2.8% from funds available, and 1.0% from margin accounts.

Interest income for 1Q19 increased 18.4%, or Ps.4,785 million YoY, to Ps.30,773 million, mainly reflecting higher interest income from the total loan portfolio, repurchase agreements and investment in securities, which increased 13.9%, or Ps.2,644 million, Ps.1,697 million, and 6.8%, or Ps.295 million, respectively.

The average interest yield on interest-earning assets in 1Q19 stood at 10.45%, increasing 64 basis points from 9.81% in 1Q18, supported by the Bank’s continued focus on profitability across the balance sheet and by the benefits of a higher interest rate environment. Sequentially, average interest yield on interest-earning assets, increased 43 basis points from 10.02% in 4Q18.

In 1Q19, the average interest rate on the total loan portfolio stood at 12.73%, increasing 57 basis points YoY, supported by the Bank’s focus on profitability across the balance sheet. The average interest rate on the credit card loan portfolio stood at 25.26%, increasing 162 basis points YoY, due to the Bank’s strategy of raising interest rates and rebalancing toward a more profitable product mix. The average interest rate on the investment in securities portfolio stood at 7.62%, increasing 81 basis points YoY.

Earnings Release | 1Q.2019
Banco Santander México
13

Interest Income
Million pesos	1Q19			1Q18			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance (%)	Interest (%)	Yield (bps)
Funds available	67,736	859	5.07	63,636	703	4.42	6.4	22.2	65
Margin accounts	30,608	308	4.03	33,862	296	3.50	(9.6)	4.1	53
Investment in securities	243,412	4,634	7.62	254,954	4,339	6.81	(4.5)	6.8	81
Loan portfolio	679,329	21,620	12.73	624,414	18,976	12.16	8.8	13.9	57
Commissions collected on loan originations	0	132	n.a.	0	151	n.a.	n.a.	(12.6)	n.a.
Sale and repurchase agreements and securities loans	157,283	3,220	8.19	82,654	1,523	7.37	90.3	111.4	82
Interest income	1,178,368	30,773	10.45	1,059,520	25,988	9.81	11.2	18.4	63

As previously explained, the main contributor to interest income growth was the 13.9%, or Ps.2,644 million, increase in interest income from the total loan portfolio. This increase resulted from an 8.8%, or Ps.54,915 million, rise in average loan portfolio volume, and a 57 basis points increase in the average interest rate. Higher interest income from the loan portfolio resulted from the following YoY increases by product:

▪	Commercial: 10.3%, or Ps.40,045 million, with a 10.38% interest yield, which increased 82 bps.

▪	Credit Cards: 3.4%, or Ps.1,843 million, with a 25.26% interest yield, which increased 162 bps.

▪	Consumer: 4.6%, or Ps.2,407 million, with a 25.77% interest yield, which increased 123 bps.

▪	Mortgages: 8.2%, or Ps.10,621 million, with a 9.89% interest yield, which decreased 32 bps.

Interest income from investment in securities, the other contributor, grew 6.8%, or Ps.295 million, which resulted from the combined effect of an 81 basis points increase in the average interest rate, and a decrease of 4.5%, or Ps.11,542 million, in average volume. Interest income from repurchase agreements grew Ps.1,697 million, which resulted from increases of 90.3%, or Ps.74,629 million, in average volume and 82 basis points increase in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,045,069 million, increasing 12.2%, or Ps.113,382 million YoY, and driven by increases of 22.9%, or Ps.45,420 million, in repurchase agreements, 10.4%, or Ps.38,369 million, in demand deposits, 8.5%, or Ps.20,703 million, in term deposits, 17.1%, or Ps.8,264 million, in bank and other loans and 4.5%, or Ps.1,102 million, in subordinated capital notes.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	1Q18	2Q18	3Q18	4Q18	1Q19
Demand deposits	39.8	38.5	39.2	37.5	39.1
Sale and repurchase agreements and securities loans	21.3	22.8	20.8	23.8	23.3
Time deposits	26.3	26.0	26.6	26.1	25.4
Bank and other loans	5.2	5.3	6.1	5.5	5.4
Credit instruments issued	4.9	4.9	4.8	4.5	4.3
Subordinated capital notes	2.5	2.5	2.5	2.6	2.5
Total	100.0	100.0	100.0	100.0	100.0

Earnings Release | 1Q.2019
Banco Santander México
14

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 1Q19 amounted to Ps.7,315 million and Ps.4,876 million, respectively, and accounted for 51.1% and 34.0% of interest expense. The remaining interest expense of Ps.2,133 million was paid as follows: 7.1% on bank and other loans, 4.8% on credit instruments issued, and 3.0% on subordinated debentures.

Interest expense for 1Q19 increased 25.9%, or Ps.2,951 million, to Ps.14,324 million, mainly driven by higher interest expenses on repurchase agreements, term deposits and demand deposits.

The average interest rate on interest-bearing liabilities increased 60 basis points to 5.48% in 1Q19, mainly reflecting increases in the benchmark interest rate, which directly affected the main sources of funding.

For 1Q19, the average interest rate on the main sources of funding increased as follows:

▪	103 basis points in term deposits, at an average interest rate paid of 6.49%;

▪	59 basis points in repurchase agreements, at an average interest rate paid of 8.00%; and

▪	38 basis points in demand deposits, at an average interest rate paid of 2.95%.

Interest expense
Million pesos	1Q19			1Q18			Var YoY
	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)	Average Balance (%)	Interest (%)	Rate (bps)
Demand deposits	408,716	3,013	2.95	370,347	2,382	2.57	10.4	26.5	38
Time deposits	265,274	4,302	6.49	244,571	3,336	5.46	8.5	29.0	103
Credit instruments issued	45,169	685	6.07	45,645	678	5.94	(1.0)	1.0	12
Bank and other loans	56,721	1,012	7.14	48,457	874	7.21	17.1	15.8	(8)
Subordinated capital notes	25,437	436	6.86	24,335	429	7.05	4.5	1.6	(20)
Sale and repurchase agreements and securities loans	243,752	4,876	8.00	198,332	3,674	7.41	22.9	32.7	59
Interest expense	1,045,069	14,324	5.48	931,687	11,373	4.88	12.2	25.9	60

Earnings Release | 1Q.2019
Banco Santander México
15

Increases in retail deposits continue to reflect the Bank’s focus on offering innovative products and maintaining a customer-centric approach for individuals and SMEs. The average balance of demand deposits expanded 10.4%, while average balance of term deposits rose 8.5%. This volume growth, together with higher interest rates, resulted in increases of 29.0% and 26.5% in interest paid on term and demand deposits, respectively.

The 32.7%, or Ps.1,202 million, increase in interest expenses on repurchase agreements resulted from the combined effect of a 22.9%, or Ps.45,420 million, increase in the average balance, and a 59 basis points increase in the average interest rate paid.

Provisions for loan losses and asset quality

During 1Q19, provisions for loan losses amounted to Ps.4,318 million, which represented an increase of 4.4%, or Ps.181 million YoY, and a decrease of 10.7%, or Ps.520 million, on a sequential basis.

During the quarter, the Bank reversed a provision of approximately Ps.140 million in connection with a specific project finance corporate loan that was provisioned mid-year 2018. The release of this provision contributed to the improvement in loan loss reserves in 1Q19. The Bank continue seeing a good performance in the consumer and corporate portfolios, despite the shift to more profitable segments. Further, within the credit card portfolio, certain external channels that targeted the open market were closed, in order to improve the Bank’s asset quality.

The sequential decrease in loan loss reserves is mainly attributed to a higher base in 4Q18 due to provisions made for non-performing loans in the mortgage portfolio (run-off and floating-rate loans) that were sold during 1Q19.

Please note that because of new accounting rules effective at the beginning of 2019, banks are required to record recoveries in the provision account. Previously, recoveries were booked in the other income line.

Loan Loss Reserves
Million pesos				% Variation
	1Q19	4Q18	1Q18	QoQ	YoY
Commercial	1,069	1,230	1,357	(13.1)	(21.2)
Consumer	3,090	2,939	2,644	5.1	16.9
Mortgages	159	669	136	(76.2)	16.9
Total	4,318	4,838	4,137	(10.7)	4.4

Earnings Release | 1Q.2019
Banco Santander México
16

Cost of Risk (%)
				Variation (bps)
	1Q19	4Q18	1Q18	QoQ	YoY
Commercial	1.19	1.29	1.47	(10)	(28)
Consumer	10.62	10.31	11.85	31	(123)
Mortgages	0.95	0.95	0.51	0	44
Total	2.69	2.72	3.05	(3)	(36)

Non-performing loans at the end of 1Q19 decreased Ps.473 million YoY, or 3.1%, to Ps.14,876 million, and Ps.1,211 million, or 7.5% on a sequential basis. The YoY decrease, led the NPL ratio to stood at 2.15% in 1Q19, decreasing 28 basis points from 2.43% in 1Q18, and 21 basis points compared to 2.36% in 4Q18.

The YoY decrease in non-performing loans was mainly due to a decrease of 8.6%, or Ps.504 million, in mortgage loans, following the sale of 1 billion pesos of non-performing mortgages noted earlier. The decrease in non-performing loans also resulted from, a 1.6%, or Ps.65 million, decrease in consumer loans (including credit cards), mainly due to the aforementioned closing of external channels for credit card placements and prudent risk management across all loan segments. These decreases were partly offset by a 1.8%, or Ps.96 million, increase in commercial loans.

On a sequential basis, Banco Santander México reported a 7.5% decrease, or Ps.1,211 million, in non-performing loans, which resulted from decreases in the non-performing loan portfolio of mortgages, commercial and consumer (including credit cards) loans of Ps.812 million, Ps.229 million and Ps.170 million, respectively. The decrease in mortgage loans was due to the sale of non-performing mortgages explained above.

NPLs for the mortgage loan portfolio decreased 69 basis points YoY and 62 basis points sequentially. Consumer loan NPLs (including credit cards) decreased 24 basis points YoY and 19 basis points QoQ. At the same time, commercial loan NPLs decreased 12 basis points YoY and 7 basis points sequentially.

The breakdown of the non-performing loan portfolio is as follows: commercial loans 36.5%, mortgage loans 36.0% and consumer loans (including credit cards) 27.5%.

Non-Performing loan ratio (%)
				Variation (bps)
	Mar-19	Dec-18	Mar-18	QoQ	YoY
Commercial	1.24	1.31	1.36	(7)	(12)

Individuals
Consumer	3.65	3.84	3.89	(19)	(24)
Credit Card	4.08	4.28	4.22	(20)	(14)
Other consumer	3.22	3.40	3.55	(18)	(33)
Mortgages	3.74	4.36	4.43	(62)	(69)
Total	2.15	2.36	2.43	(21)	(28)

The aforementioned variations in non-performing loans led to an NPL ratio of 2.15% in 1Q19, decreasing 28 basis points from 2.43% in 1Q18, and 21 basis point compared to the 2.36% ratio reported in 4Q18.

The current NPL ratio continues to reflect robust loan portfolio growth combined with Banco Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

Finally, the coverage ratio for the quarter stood at 140.06%, an increase from 129.48% in 1Q18 and 131.16% in 4Q18.

Earnings Release | 1Q.2019
Banco Santander México
17

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	1Q19	4Q18	1Q18	QoQ	YoY	3M19	3M18	19/18
Commission and fee income
Debit and credit card	2,262	2,266	1,922	(0.2)	17.7	2,262	1,922	17.7
Account management	307	308	296	(0.3)	3.7	307	296	3.7
Collection services	750	680	697	10.3	7.6	750	697	7.6
Investment funds	370	395	394	(6.3)	(6.1)	370	394	(6.1)
Insurance	1,160	1,098	1,028	5.6	12.8	1,160	1,028	12.8
Purchase-sale of securities and money market transactions	189	141	111	34.0	70.3	189	111	70.3
Checks trading	63	60	61	5.0	3.3	63	61	3.3
Foreign trade	318	318	325	0.0	(2.2)	318	325	(2.2)
Financial advisory services	356	214	294	66.4	21.1	356	294	21.1
Other	241	405	362	(40.5)	(33.4)	241	362	(33.4)
Total	6,016	5,885	5,490	2.2	9.6	6,016	5,490	9.6

Commission and fee expense
Debit and credit card	(922)	(968)	(816)	(4.8)	13.0	(922)	(816)	13.0
Insurance	(23)	(17)	(29)	35.3	(20.7)	(23)	(29)	(20.7)
Purchase-sale of securities and money market transactions	(28)	(79)	(40)	(64.6)	(30.0)	(28)	(40)	(30.0)
Checks trading	(8)	(5)	(8)	60.0	0.0	(8)	(8)	0.0
Financial advisory services	(11)	(2)	(1)	450.0	1,000.0	(11)	(1)	1,000.0
Other	(598)	(584)	(527)	2.4	13.5	(598)	(527)	13.5
Total	(1,590)	(1,655)	(1,421)	(3.9)	11.9	(1,590)	(1,421)	11.9

Commission and fee income, net
Debit and credit card	1,340	1,298	1,106	3.2	21.2	1,340	1,106	21.2
Account management	307	308	296	(0.3)	3.7	307	296	3.7
Collection services	750	680	697	10.3	7.6	750	697	7.6
Investment funds	370	395	394	(6.3)	(6.1)	370	394	(6.1)
Insurance	1,137	1,081	999	5.2	13.8	1,137	999	13.8

Earnings Release | 1Q.2019
Banco Santander México
18

Purchase-sale of securities and money market transactions	161	62	71	159.7	126.8	161	71	126.8
Checks trading	55	55	53	0.0	3.8	55	53	3.8
Foreign trade	318	318	325	0.0	(2.2)	318	325	(2.2)
Financial advisory services	345	212	293	62.7	17.7	345	293	17.7
Other	(357)	(179)	(165)	99.4	116.4	(357)	(165)	116.4

Total	4,426	4,230	4,069	4.6	8.8	4,426	4,069	8.8

In 1Q19, net commission and fee income totaled Ps.4,426 million, increasing 8.8% YoY, or Ps.357 million, and 4.6%, or Ps.196 million, QoQ.

The main contributors to net commissions and fees were credit and debit card fees, which accounted for 30.3% of the total, followed by insurance fees and collection services fees, which accounted for 25.7% and 16.9% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	1Q19	4Q18	1Q18	3M19	3M18
Debit and credit card	30.3	30.7	27.2	30.3	27.2
Account management	6.9	7.3	7.3	6.9	7.3
Collection services	16.9	16.1	17.1	16.9	17.1
Investment funds	8.4	9.3	9.7	8.4	9.7
Insurance	25.7	25.6	24.6	25.7	24.6
Purchase-sale of securities and money market transactions	3.6	1.5	1.7	3.6	1.7
Checks and others	1.2	1.3	1.3	1.2	1.3
Foreign trade	7.2	7.5	8.0	7.2	8.0
Financial advisory services	7.8	5.0	7.2	7.8	7.2
Others	(8.0)	(4.3)	(4.1)	(8.0)	(4.1)

Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees rose 8.8% YoY in 1Q19, mostly as a result of the following increases:

i)	21.2%, or Ps.234 million, in debit and credit card fees. Fee income was up 17.7%, driven by sustained higher usage levels;

ii)	13.8%, or Ps.138 million, in insurance fees, reflecting strong cross selling opportunities to our mortgage and payroll customers and the good performance of our car insurance digital platform;

iii)	Ps.90 million, in purchase-sales of securities and money market transactions;

iv)	7.6%, or Ps.53 million, in collections and payments and a 3.7%, or Ps.11 million, increase in account management, mainly a result of Banco Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increased transaction activity; and

v)	17.7%, or Ps.52 million, in financial advisory services.

These positive contributions to net commissions and fees were partly offset by the following decreases:

i)	Ps.192 million, in other commissions and fees, mainly reflecting lower fees earned by the broker dealer; and

ii)	6.1%, or Ps.24 million, in investment funds.

Earnings Release | 1Q.2019
Banco Santander México
19

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	1Q19	4Q18	1Q18	QoQ	YoY	3M19	3M18	19/18
Valuation
Foreign exchange	23	189	(12)	(87.8)	291.7	23	(12)	291.7
Derivatives	2,545	(2,411)	2,667	205.6	(4.6)	2,545	2,667	(4.6)
Equity securities	80	(230)	86	134.8	(7.0)	80	86	(7.0)
Debt instruments	(47)	974	(1,139)	(104.8)	(95.9)	(47)	(1,139)	(95.9)
Valuation result	2,601	(1,478)	1,602	276.0	62.4	2,601	1,602	62.4

Purchase / sale of securities
Foreign exchange	198	336	279	(41.1)	(29.0)	198	279	(29.0)
Derivatives	(3,003)	2,459	(1,922)	(222.1)	56.2	(3,003)	(1,922)	56.2
Equity securities	47	(16)	126	393.8	(62.7)	47	126	(62.7)
Debt instruments	489	(1,489)	203	132.8	140.9	489	203	140.9
Purchase -sale result	(2,269)	1,290	(1,314)	(275.9)	72.7	(2,269)	(1,314)	72.7

Total	332	(188)	288	276.6	15.3	332	288	15.3

In 1Q19, Banco Santander México reported a Ps.332 million net gain from financial assets and liabilities, which compares with a gain of Ps.288 million in 1Q18 and a loss of Ps.188 million in 4Q18.

The Ps.332 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.2,601 million valuation gain, which resulted from gains of Ps.2,545 million, Ps.80 million and Ps.23 million in derivative instruments, equity securities and foreign exchange, respectively. These gains were partly offset by a loss of Ps.47 million in debt instruments; and

ii)	A Ps.2,269 million purchase-sale loss related to a loss of Ps.3,003 million in derivative instruments. This loss was partly offset by gains of Ps.489 million, Ps.198 million and Ps.47 million, in debt instruments, foreign exchange instruments and equity securities, respectively.

Earnings Release | 1Q.2019
Banco Santander México
20

Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	1Q19	4Q18	1Q18	QoQ	YoY	3M19	3M18	19/18

Cancellation of liabilities and reserves	89	35	122	154.3	(27.0)	89	122	(27.0)
Interest on personnel loans	73	74	70	(1.4)	4.3	73	70	4.3
Allowance for losses on foreclosed assets	(40)	(23)	(27)	73.9	48.1	(40)	(27)	48.1
Profit from sale of foreclosed assets	31	27	15	14.8	106.7	31	15	106.7
Technical advisory and technology services	20	14	4	42.9	400.0	20	4	400.0
Portfolio recovery legal expenses and costs	(253)	(231)	(249)	9.5	1.6	(253)	(249)	1.6
Premiums paid on guarantees for SMEs loans portfolio	(183)	(121)	(117)	51.2	56.4	(183)	(117)	56.4
Write-offs and bankruptcies	(310)	(199)	(363)	55.8	(14.6)	(310)	(363)	(14.6)
Income from sale of loan portfolio	0	(1)	(7)	(100.0)	(100.0)	0	(7)	(100.0)
Provision for legal and tax contingencies	(68)	(102)	(136)	(33.3)	(50.0)	(68)	(136)	(50.0)
Others	90	72	71	25.0	26.8	90	71	26.8

Total	(551)	(455)	(617)	21.1	(10.7)	(551)	(617)	(10.7)

Other operating expenses in 1Q19 totaled Ps.551 million, down from Ps.617 million in 1Q18 and up from Ps.455 million reported in 4Q18.

The 10.7%, or Ps.66 million, YoY decrease in other income in 1Q19 was mainly driven by lower provisions for legal and tax contingencies of Ps.68 million and lower write-offs and bankruptcies of Ps.53 million. The decrease was partly offset by an increase of 56.4%, or Ps.66 million, in premiums paid on guarantees for SMEs loans portfolio.

On a sequential basis, the 21.1% increase, or Ps.96 million, in other operating expense, was mainly driven by higher write-offs and bankruptcies of Ps.111 million.

Earnings Release | 1Q.2019
Banco Santander México
21

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	1Q19	4Q18	1Q18	QoQ	YoY	3M19	3M18	19/18
Salaries and employee benefits	3,865	3,156	3,617	22.5	6.9	3,865	3,617	6.9
Credit card operation	78	101	71	(22.8)	9.9	78	71	9.9
Professional fees	89	129	236	(31.0)	(62.3)	89	236	(62.3)
Leasehold	597	554	589	7.8	1.4	597	589	1.4
Promotional and advertising expenses	251	235	219	6.8	14.6	251	219	14.6
Taxes and duties	484	609	424	(20.5)	14.2	484	424	14.2
Technology services (IT)	939	1,351	709	(30.5)	32.4	939	709	32.4
Depreciation and amortization	878	830	695	5.8	26.3	878	695	26.3
Contributions to IPAB	812	818	742	(0.7)	9.4	812	742	9.4
Cash transport	323	151	235	113.9	37.4	323	235	37.4
Others	940	1,294	681	(27.4)	38.0	940	681	38.0

Total	9,256	9,228	8,218	0.3	12.6	9,256	8,218	12.6

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	1Q19	4Q18	1Q18	3M19	3M18
Salaries and employee benefits	41.8	34.2	44.0	41.8	44.0
Credit card operation	0.8	1.1	0.9	0.8	0.9
Professional fees	1.0	1.4	2.9	1.0	2.9
Leasehold	6.4	6.0	7.2	6.4	7.2
Promotional and advertising expenses	2.7	2.5	2.7	2.7	2.7
Taxes and duties	5.2	6.6	5.2	5.2	5.2
Technology services (IT)	10.1	14.6	8.6	10.1	8.6
Depreciation and amortization	9.5	9.0	8.5	9.5	8.5
Contributions to IPAB	8.8	8.9	9.0	8.8	9.0
Cash transport	3.5	1.6	2.9	3.5	2.9
Others	10.2	14.1	8.1	10.2	8.1

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 1Q19 totaled Ps.9,256 million, compared to Ps.8,218 million in 1Q18 and Ps.9,228 million in 4Q18, increasing 12.6% YoY and 0.3% QoQ, respectively, as the Bank entered the third and final year of its operational and digital transformation program.

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The 12.6% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	38.0%, or Ps.259 million, in other expenses;

ii)	6.9%, or Ps.248 million, in salaries and employee benefits, mainly due to a 7.5% YoY average headcount increase;

iii)	32.4%, or Ps.230 million, in technology services;

iv)	26.3%, or Ps.183 million, in depreciation and amortization;

v)	37.4%, or Ps.88 million, in cash protection;

vi)	9.4%, or Ps.70 million, in contributions to IPAB;

vii)	14.2%, or Ps.60 million, in taxes and duties; and

viii)	14.6%, or Ps.32 million, in promotional and advertising expenses.

These increases were partly offset by the following decrease:

i)	62.3%, or Ps.147 million, in professional fees.

The efficiency ratio for the quarter rose 4 basis points YoY and decreased 182 basis points QoQ to 44.81%, supported by strong earnings quality and despite the near-term impact of implementing strategic initiatives under the transformation program.

The recurrence ratio for 1Q19 was 52.83%, down from 54.09% in 1Q18 and 246 basis points higher than the 50.37% reported in 4Q18.

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Profit before taxes

Profit before taxes in 1Q19 was Ps.7,082 million, reflecting increases of 18.0% YoY and 23.7% QoQ.

Income taxes

In 1Q19, Banco Santander México reported a tax expense of Ps.1,791 million compared to a tax expense of Ps.1,273 million in 1Q18 and Ps.1,134 million in 4Q18. The effective tax rate for the quarter was 25.29%, compared to 21.22% reported in 1Q18 and 19.81% in 4Q18.

Capitalization and liquidity

Capitalization
Million pesos	Mar-19	Dec-18	Mar-18
CET1	90,260	84,226	81,657
Tier 1	99,934	94,035	90,772
Tier 2	25,145	27,419	23,843
Total Capital	125,080	121,454	114,615

Risk-weighted assets
Credit risk	520,762	534,154	539,639
Credit, market and operational risk	740,269	763,170	729,566

Credit risk ratios:
CET1 (%)	17.33	15.77	15.13
Tier 1 (%)	19.19	17.60	16.82
Tier 2 (%)	4.83	5.13	4.42
Capitalization ratio (%)	24.02	22.74	21.24

Total capital ratios:
CET1 (%)	12.19	11.04	11.19
Tier 1 (%)	13.50	12.32	12.44
Tier 2 (%)	3.40	3.59	3.27
Capitalization ratio (%)	16.90	15.91	15.71

Banco Santander México’s capital ratio at the end of 1Q19 was 16.90%, compared to 15.71% and 15.91% at the end of 1Q18 and 4Q18, respectively. The 16.90% capital ratio was comprised of 12.19% of fundamental capital (CET1), 1.31% of additional capital (AT1), and 3.40% of complementary capital (Tier 2).

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As of February 2019, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and remains in this category per the preliminary results dated March 30, 2019, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 1Q19 was 166.29%, which compares to 145.11% in 1Q18 and 143.31% in 4Q18. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 7.92% for March 2019, 7.03% for December 2018, 7.10% for September 2018, 6.89% for June 2018, and 7.37% for March 2018.

This ratio is defined by regulators and results from dividing the core capital (according to Article 2 Bis 6 (CUB)) divided by adjusted assets (according to Article 1, II (CUB)).

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RELEVANT EVENTS, TRANSACTIONS AND ACTIVITIES

Relevant Events

Annual General Ordinary and Special Shareholders’ Meetings

On April 29, 2019 Banco Santander México held its Annual General Ordinary and Special Shareholders’ Meetings, and approved among other items:

•	The integration of the Board of Directors as indicated below:

Series “F” Non-Independent Directors
Marcos Alejandro Martínez Gavica	Chairman
Héctor Blas Grisi Checa	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Francisco Javier García-Carranza Benjumea	Director
Rodrigo Brand de Lara	Alternate Director
Ángel Rivera Congosto	Alternate Director
Didier Mena Campos	Alternate Director
Emiliio De Eusebio de Saiz	Alternate Director
Series “F” Independent Directors
Guillermo Güemez García	Director
Bárbara Garza Lagüera Gonda	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Eduardo Carredano Fernández	Alternate Director
Series “B” Independent Directors
Antonio Purón Mier y Terán	Director
Fernando Benjamín Ruíz Sahagún	Director
Alberto Torrado Martínez	Director
María de Lourdes Melgar Palacios	Director
Gina Lorenza Diez Barroso Azcárraga	Director
Jesús Federico Reyes Heroles González Garza	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director
Joaquín Vargas Guajardo	Alternate Director
Guillermo Jorge Quiroz Abed	Alternate Director

•	The payment of a cash dividend in the amount of Ps. 4,843 million payable on May 28, 2019; such payment will be made in proportion to the number of shares that each shareholder hold.

Banco Santander, S.A., our Parent Company, announced its intention to acquire minority interests in Banco Santander Mexico

On April 12, 2019 Banco Santander, S.A., our Parent Company, announced its intention of making a public acquisition offer to acquire approximately 25% of the shares of the Bank, which are owned by investors other than Banco Santander, S.A. Investors that accept the offer are expected to receive 0.337 of shares of Banco Santander, S.A. for each share of the Bank and 1.685 American Depositary Shares of Banco Santander, S.A. for each ADS of the Bank. The offering and the exchange of shares are expected to take place during the second half of 2019. The offer is subject to customary corporate and regulatory approvals.

Redemption in full of all of Tier 2 Notes due 2024 issued in 2013

On January 30, 2019 Banco Santander México announced the redemption in full of all of its outstanding Tier 2 subordinated capital notes due 2024 for a total of U.S.$1.3 billion issued on December 27, 2013 (the “2024 Capital Notes”). As a result of the foregoing redemption, all outstanding 2024 Capital Notes were redeemed and cancelled.

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Relevant Activities

The Tax Administration Service (SAT) authorized Banco Santander México the use of the electronic signature (e.firma) for authenticating and signing digital documents for its users.

On February 10, 2019 the Tax Administration Service (SAT) authorized Banco Santander México to use the electronic signature (e.firma) for authenticating and signing digital documents for its users. With this agreement Banco Santander México became the first bank in the country to consult the electronic signature (e.firma) service.

Relevant Transactions

Banco Santander México as underwriter in the bond issuance of CETELEM

Banco Santander México participated as underwriter in the unsecured bond issuance of CETELEM (formerly BNP Paribas Personal Finance) for a total amount of Ps.4,000 million in two tranches with terms of 3 years at a variable rate and 5 years at a fixed rate.

AWARDS AND RECOGNITIONS

Santander Private Banking Mexico, named "Best Private Bank" according to Euromoney magazine

On February 11, 2019 Santander Private Banking Mexico was recognized for second consecutive year as "Best Private Bank on Mexico" by the prestigious Euromoney magazine. This was the result of a vote among more than 2,000 financial and banking sector entities.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news. The Euromoney Awards for Excellence are the benchmark for the financial sector. The awards are decided by Euromoney’s editors based on objective data such as profitability, growth and efficiency, combined with subjective criteria.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Trust “Por los Niños de México”

68 organizations received support from donations made by Banco Santander México’s trust named “Por los Niños de México”. The donations made to these organizations will benefit more than 18,000 children this year.

For more information on Banco Santander México – Sustainable and Socially Responsible Company: https://servicios.santander.com.mx/comprometidos/

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Banco Santander México
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CREDIT RATINGS

On February 11, 2019, Moody’s downgraded counterparty risk assessments (CRA’s) for four Mexican banks, including Banco Santander México. Our CRA’s were downgraded as follows: Long-term CRA of A2(cr), to A3(cr); Short-term CRA of Prime-1(cr), to Prime-2(cr). This rating action did not affect any other ratings or assessments of us.

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	A3

Short term	F2	P-2

Local currency
Long term	BBB+	A3

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb+	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2022	BBB+	A3

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

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Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪	BCA = Baseline Credit Assessment

▪	SR = Support Rating

▪	VR = Viability Rating

▪	SCP = Standalone Credit Profile

▪	CR= Counterparty Risk Assessments

N/A = Not applicable

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1Q19 EARNINGS CALL DIAL-IN INFORMATION

Date:	Tuesday, April, 30th, 2019
Time:	10:00 a.m. (MCT); 11:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=134043
Replay:	Starting: Tuesday, April 30th, 2019 at 2:00 p.m. (US ET)
Ending: Tuesday, May 7th, 2019 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13689739

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Banco BTG Pactual, Citi, Credit Suisse, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 1Q19x4

•	Average figures are calculated using 1Q18 and 1Q19

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ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2019, Banco Santander México had total assets of Ps.1,304 billion under Mexican Banking GAAP and more than 17.0 million customers. Headquartered in Mexico City, the Company operates 1,390 branches and offices nationwide and has a total of 19,291 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.19.3779.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

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LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

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CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander México

▪	Consolidated balance sheet

▪	Consolidated statement income

▪	Consolidated statement of changes in stockholders’ equity

▪	Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

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Consolidated balance sheet
Million pesos
	2019	2018
	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	73,680	70,151	71,557	114,978	89,137

Margin accounts	3,521	3,689	2,444	3,767	2,812

Investment in securities	241,293	317,781	338,954	288,369	275,640
Trading securities	77,513	111,891	142,546	142,468	102,458
Securities available for sale	152,878	195,063	185,609	135,176	162,526
Securities held to maturity	10,902	10,827	10,799	10,725	10,656

Debtors under sale and repurchase agreements	63,768	37,881	31,850	44,757	38,500

Derivatives	135,612	162,891	153,190	174,983	149,144
Trading purposes	128,162	155,299	142,445	158,658	137,593
Hedging purposes	7,450	7,592	10,745	16,325	11,551

Valuation adjustment for hedged financial assets	77	6	(10)	(11)	(4)

Performing loan portfolio
Commercial loans	430,571	424,710	426,351	402,745	386,451
Commercial or business activity	351,907	344,942	344,354	332,930	323,025
Financial entities loans	15,911	20,221	17,274	13,567	13,437
Government entities loans	62,753	59,547	64,723	56,248	49,989
Consumer loans	107,959	106,576	105,232	104,354	102,715
Mortgage loans	137,820	135,475	132,569	129,103	126,484
Medium and residential	123,041	120,559	116,915	113,520	111,257
Social interest	49	55	63	72	83
Credits acquired from INFONAVIT or FOVISSSTE	14,730	14,861	15,591	15,511	15,144
Total performing loan portfolio	676,350	666,761	664,152	636,202	615,650

Non-performing loan portfolio
Commercial loans	5,423	5,652	5,763	5,594	5,327
Commercial or business activity	5,423	5,645	5,763	5,594	5,327
Financial entities loans	0	7	0	0	0
Consumer loans	4,091	4,261	4,239	4,446	4,156
Mortgage loans	5,362	6,174	5,966	6,009	5,866
Medium and residential	3,978	4,917	4,797	4,922	4,897
Social interest	5	12	12	14	15
Credits acquired from INFONAVIT or FOVISSSTE	1,379	1,245	1,157	1,073	954
Total non-performing portfolio	14,876	16,087	15,968	16,049	15,349
Total loan portfolio	691,226	682,848	680,120	652,251	630,999

Allowance for loan losses	(20,836)	(21,100)	(20,375)	(20,027)	(19,874)
Loan portfolio (net)	670,390	661,748	659,745	632,224	611,125

Accrued income receivable from securitization transactions	113	127	125	123	123
Other receivables (net)	79,046	89,089	83,641	85,393	87,424
Foreclosed assets (net)	241	270	291	332	455
Property, furniture and fixtures (net)	8,841	8,714	6,709	6,426	6,360
Long-term investment in shares	90	91	90	90	91
Deferred taxes and deferred profit sharing (net)	18,986	20,418	18,672	19,187	19,561
Deferred charges, advance payments and intangibles	8,601	8,679	7,990	7,948	7,837
Other	35	35	46	45	44

Total assets	1,304,294	1,381,570	1,375,294	1,378,611	1,288,249

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Consolidated balance sheet
Million pesos
	2019	2018
	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	750,154	738,537	727,316	746,850	711,217
Demand deposits	462,441	455,045	446,484	467,485	444,728
Time deposits – general public	193,528	178,978	176,426	177,424	172,341
Time deposits – money market	45,175	58,288	55,999	52,043	46,832
Credit instruments issued	47,510	44,725	47,173	48,732	46,117
Global Account uptake without movements	1,500	1,501	1,234	1,166	1,199

Bank and other loans	57,574	57,083	43,171	40,674	39,259
Demand loans	6,792	9,990	2,035	590	656
Short-term loans	22,440	19,084	13,226	10,733	10,208
Long-term loans	28,342	28,009	27,910	29,351	28,395

Creditors under sale and repurchase agreements	65,455	100,689	157,528	94,087	101,085

Securities Lending	0	1	1	1	1

Collateral sold or pledged as guarantee	24,006	30,539	21,088	31,492	23,084
Repurchase	912	2,301	1,597	1,911	0
Securities loans	23,094	28,238	19,491	29,581	23,084

Derivatives	134,917	163,206	146,717	167,278	148,910
Trading purposes	127,854	154,830	140,136	157,948	140,586
Hedging purposes	7,063	8,376	6,581	9,330	8,324

Valuation adjustment of financial liabilities hedging	(19)	(24)	0	0	0

Other payables	104,521	128,318	117,943	139,354	109,159
Income taxes payable	29	42	28	9	5
Employee profit sharing payable	395	318	211	154	334
Creditors from settlement of transactions	41,122	48,620	45,251	50,195	38,803
Payable for margin accounts	69	411	0	0	0
Payable for cash collateral received	28,378	42,480	37,216	40,235	29,572
Sundry creditors and other payables	34,528	36,447	35,237	48,761	40,445

Subordinated credit notes	34,819	37,228	33,791	35,914	32,958

Deferred revenues and other advances	501	300	354	441	444

Total liabilities	1,171,928	1,255,877	1,247,909	1,256,091	1,166,117

Paid-in capital	34,908	34,762	34,824	35,291	35,311
Capital stock	29,799	29,799	29,799	29,799	29,799
Share Premium	5,109	4,963	5,025	5,492	5,512

Other capital	97,458	90,931	92,561	87,229	86,821
Capital reserves	22,315	22,315	22,315	22,315	9,515
Retained earnings	69,885	50,451	55,864	56,014	73,238
Result from valuation of available for sale securities, net	(145)	(1,440)	(774)	(1,174)	(689)
Result from valuation of cash flow hedge instruments, net	(155)	(261)	40	41	(73)
Cumulative effect of conversion	9	9	9	9	9
Adjustment employees’ pension fund	226	241	84	91	43
Net income	5,291	19,584	14,994	9,898	4,727
Non-controlling interest	32	32	29	35	51
Total stockholders ‘equity	132,366	125,693	127,385	122,520	122,132

Total liabilities and stockholders´ equity	1,304,294	1,381,570	1,375,294	1,378,611	1,288,249

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Consolidated balance sheet
Million pesos
	2019	2018
	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	46	69	61	65	68
Credit commitments	231,994	238,273	222,065	226,035	200,183
Assets in trust or under mandate	177,672	174,606	166,366	169,543	162,435
Trusts	175,516	173,443	165,123	168,089	161,095
Mandates	2,156	1,163	1,243	1,454	1,340
Assets in custody or under administration	2,124,474	2,197,358	2,381,418	3,209,606	3,280,074
Collateral received	208,248	141,168	122,316	133,931	129,060
Collateral received and sold or pledged as guarantee	118,896	74,274	68,652	57,487	64,647
Investment banking transactions for third parties (net)	66,018	10,149	29,028	58,533	86,567
Uncollected interest earned on past due loan portfolio	803	937	883	875	831
Other record accounts	1,696,042	1,647,744	1,608,264	1,602,318	1,528,317
	4,624,193	4,484,578	4,599,053	5,458,393	5,452,182

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2019
Banco Santander México
36

Consolidated statement of income
Million pesos
	2019	2018
	3M	3M	4Q	3Q	2Q	1Q
Interest income	30,773	25,988	30,489	28,828	27,517	25,988
Interest expense	(14,324)	(11,373)	(14,286)	(13,033)	(12,722)	(11,373)
Net interest income	16,449	14,615	16,203	15,795	14,795	14,615

Provisions for loan losses	(4,318)	(4,137)	(4,838)	(4,796)	(3,980)	(4,137)
Net interest income after provisions for loan losses	12,131	10,478	11,365	10,999	10,815	10,478

Commission and fee income	6,016	5,490	5,885	5,659	6,049	5,490
Commission and fee expense	(1,590)	(1,421)	(1,655)	(1,388)	(1,787)	(1,421)
Net gain (loss) on financial assets and liabilities	332	288	(188)	843	1,049	288
Other operating income	(551)	(617)	(455)	(533)	(443)	(617)
Administrative and promotional expenses	(9,256)	(8,218)	(9,228)	(9,003)	(8,845)	(8,218)
Operating income	7,082	6,000	5,724	6,577	6,838	6,000

Current income taxes	(1,251)	(991)	(2,034)	(1,258)	(1,332)	(991)
Deferred income taxes (net)	(540)	(282)	900	(223)	(335)	(282)
Net income	5,291	4,727	4,590	5,096	5,171	4,727

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2019
Banco Santander México
37

Consolidated statement of changes in stockholders’ equity
From January 1st to March 31st, 2019
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2018	29,799	4,963	22,315	50,451	(1,440)	(261)	9	241	19,584	32	125,693
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				19,584					(19,584)		0
TOTAL	0	0	0	19,584	0	0	0	0	(19,584)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					1,295						1,295
Result from valuation of cash flow hedge instruments, net						106					106
Recognition of share-based payments		50									50
Shares held by treasury		96									96
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(150)							(150)
Employee defined benefit measures								(15)			(15)
Net income									5,291		5,291

TOTAL	0	146	0	(150)	1,295	106	0	(15)	5,291	0	6,673

BALANCE AS OF MARCH 31st, 2019	29,799	5,109	22,315	69,885	(145)	(155)	9	226	5,291	32	132,366

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2019
Banco Santander México
38

Consolidated statement of cash flows
From January 1st to March 31st, 2019
Million pesos

OPERATING ACTIVITIES
Net income		5,291
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(350)
Depreciation of property, furniture and fixtures	318
Amortizations of intangible assets	560
Recognition of share-based payments	50
Current and deferred income taxes	1,791
Deferred employee profit sharing	(2)
Provisions	92
Amortizations of debt issuance expenses	4	2,463
		7,754
OPERATING ACTIVITIES
Margin accounts		168
Investment in securities		77,440
Debtors under sale and repurchase agreements		(25,886)
Derivatives-asset		26,817
Loan portfolio-net		(8,772)
Accrued income receivable from securitization transactions		14
Foreclosed assets		29
Other operating assets		10,160
Deposits		11,763
Bank and other loans		491
Creditors under sale and repurchase agreements		(35,234)
Collateral sold or pledged as guarantee		(6,533)
Derivatives-liability		(27,024)
Issuance of subordinated debentures		(1,477)
Other operating liabilities		(23,716)
Payments of income taxes		(1,469)
Net cash provided by (used in) operating activities		4,525

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		2
Payments for acquisition of property, furniture and fixtures		(445)
Payments for acquisition of intangible assets		(318)

Net cash provided by (used in) investing activities		(761)

FINANCING ACTIVITIES
Payments associated with subordinated capital notes		(150)
Payments from associated for purchase of treasury shares		96

Net cash used in financing activities		(54)

Net Increase in cash and cash equivalents		3,710

Adjustment to cash flows for changes in exchange rate		(181)

Funds available at the beginning of the year		70,151

Funds available at the end of the year		73,680

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Banco Santander México
39

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2019
Banco Santander México
40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

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Significant accounting policies

Changes in Accounting Criteria issued by the National Banking and Securities Commission

Accounting Criteria B-6, Loan portfolio and Accounting Criteria D-2, Income Statement

On December 27, 2017, several amendments were published in the Federal Official Gazette (DOF by its Spanish acronym) to the Accounting Criteria issued by the Commission. These Accounting Criteria applicable to credit institutions are adjusted so that they can cancel, in the period in which they occur, the surpluses in the income statement of the allowance for loan losses, as well as to recognize the recovery of credits previously written-off against the heading "Allowance for loan losses" of the income statement in order to be consistent with international accounting standards established in International Financial Reporting Standards (IFRS).

This amendment is mandatory on January 1, 2019.

Changes in the NIF issued by the CINIF

Improvements to NIF 2019

Starting January 1, 2019, the Bank prospectively adopted the following Improvements to the NIF which were issued by the CINIF and were effective on the aforementioned date. These Improvements to the NIF did not have a significant impact on the financial information presented by the Bank.

NIF C-6, Property, plant and equipment

NIF C-6 establishes that the assets delivered or, if applicable, the assets received in an exchange of assets must be valued at their fair value. Entity must determine such valuation of fair value according to NIF B-17, Determination of fair value.

NIF C-14, Transfer and derecognition of financial assets

Drafting precisions are made on the transfer of risks and benefits for greater clarity.

NIF D-3, Employee benefits

Clarifications are made about the recognition of benefits for personnel transfers between entities, so the following paragraphs are modified:

A transfer of personnel between entities with recognition of seniority implies for the entity that receives the staff the recognition of a retroactive effect of a Modification to the Plan for the introduction of a new plan. For the entity that transfers implies an Early Settlement of Obligations. In the consolidated financial statements, the effects of the transfers between entities of the group are eliminated, unless the benefits are changed at the time of the transfer.

A transfer of personnel between entities under common control with recognition of seniority involves recognizing in the stand alone financial statements of the entity that receives the staff a retroactive effect of a Modification to the Plan equivalent to an introduction of a new plan and for the entity that transfer implies an Early Settlement of Obligations. In the consolidated financial statements, the transfer of personnel has no effect, unless the benefits are changed at the time of the transfer.

The interest rate used to discount post-employment benefit obligations (funded or not funded) must be an interest rate without or with very low credit risk, such as the interest rate of government bonds and the interest rate of high quality corporate bonds in absolute terms in a deep market, respectively. The chosen interest rate should be used consistently over time. The currency and term of the bonds utilized to obtain the discount rate must be consistent with the currency and the estimated term for the payment of the Defined Benefit Obligation.

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The entity must justify the use of a certain interest rate and, in the case of a change of the discount rate, must also justify this fact. Any effect on the present value of the labor liability from a change in the discount rate (from government bonds to corporate bonds or vice versa) should be considered as a change in accounting estimate and recognized prospectively, when this occurs, in the income statement of the period based on the provisions of NIF B-1, Accounting changes and error corrections.

The Labor Cost of Past Services is the increase or decrease in the Defined Benefit Obligation (OBD) for services rendered by employees in previous periods, from:

a) A Modification to the Plan that, in turn, includes the retroactive effect of benefits to employees by:

i.	Introduction of a new benefit plan,

ii.	Benefits assumed by the transfer of employees,

iii.	Withdrawal of a benefit plan, or

iv.	Subsequent changes in benefits payable in an established benefit plan; and

b) Personnel Reduction

A Modification to the Plan occurs when an entity introduces a previously non-existent plan, withdraws or changes the benefits of a defined benefit plan, and a Personnel Reduction occurs when an entity significantly reduces the obligation for a reduction in the number of employees covered by the plan (it may arise from an isolated event, such as the closure of a plant or the discontinuance of an operation); this generates a Labor Cost of Past Services that is equivalent to the difference between the current Defined Benefit Obligation and the previous Defined Benefit Obligation, including, in the case of Personnel Reduction, the payments made by the entity, which corresponds to the increase or decrease in the obligation due to the retroactive effect of previous services on the benefits to employees when performing a Modification to the Plan or Personnel Reduction.

Earnings Release | 1Q.2019
Banco Santander México
43

Earnings per ordinary share and earnings per diluted share
Million pesos, except shares and earnings per share

	MARCH 2019			MARCH 2018			MARCH 2017

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	5,291	6,772,748,542	0.78	4,727	6,777,337,202	0.70	4,475	80,855,403,803	0.06

Treasury stock		14,245,815			9,657,155

Diluted earnings per share	5,291	6,786,994,357	0.78	4,727	6,786,994,357	0.70	4,475	80,855,403,803	0.06

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	5,291	6,786,994,357	0.78	4,727	6,786,994,357	0.70	4,475	80,855,403,803	0.06

Balance outstanding shares as of March 31st, 2019	6,774,961,903

Earnings Release | 1Q.2019
Banco Santander México
44

Consolidated Balance Sheet by Segment
Million pesos
	As of March 31st, 2019			As of March 31st, 2018
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Cash and due from banks	47,919	12,225	13,536	43,675	5,387	40,075
Margin Accounts	0	3,521	0	0	2,812	0
Investment in securities	0	75,328	165,965	0	99,216	176,424
Debtors under sale and repurchase agreements	0	63,768	0	0	38,500	0
Derivatives	0	128,162	7,450	0	137,593	11,551
Valuation adjustment for hedged financial assets	0	0	77	0	0	(4)
Total loan portfolio	566,262	124,964	0	522,682	108,317	0
Allowance for loan losses	(18,513)	(2,323)	0	(17,827)	(2,047)	0
Loan Portfolio (net)	547,749	122,641	0	504,855	106,270	0
Accrued income receivable from securitization transactions	0	0	113	0	0	123
Other receivables (net)	217	63,561	15,268	201	71,472	15,751
Foreclosed assets (net)	241	0	0	422	33	0
Properties, furniture and fixtures (net)	7,470	1,259	112	5,374	906	80
Long-term investments in shares	0	0	90	0	0	91
Deferred taxes and deferred profit sharing (net)	0	0	18,986	0	0	19,561
Other assets	1,660	1,301	5,675	1,719	1,246	4,916
Total assets	605,256	471,766	227,272	556,246	463,435	268,568

Liabilities
Deposits	549,478	100,598	52,568	492,409	114,077	58,614
Credit instruments issued	0	8,165	39,345	0	9,715	36,402
Bank and other loans	22,145	1,076	34,353	9,901	2,715	26,643
Creditors under sale and repurchase agreements	7,909	57,546	0	7,903	93,182	0
Securities lending	0	0	0	0	1	0
Collateral sold or pledged as guarantee	0	24,006	0	0	23,084	0
Derivatives	0	127,854	7,063	0	140,586	8,324
Valuation adjustment of financial liabilities hedging	0	0	(19)	0	0	0
Other payables	30,674	69,544	4,303	30,100	76,732	2,327
Subordinated debentures	0	0	34,819	0	0	32,958
Deferred revenues	501	0	0	444	0	0
Total liabilities	610,707	388,789	172,432	540,757	460,092	165,268
Total stockholders' equity	58,018	23,916	50,432	51,136	19,704	51,292
Total liabilities and stockholders' equity	668,725	412,705	222,864	591,893	479,796	216,560

Earnings Release | 1Q.2019
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Income Statement by Segment
Million pesos
	3M19			3M18
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	14,077	2,185	187	12,507	1,687	421
Allowance for loan losses	(4,392)	74	0	(3,883)	(254)	0
Net interest income after allowance for loan losses	9,685	2,259	187	8,624	1,433	421
Commission and fee income (expense), net	4,022	400	4	3,672	394	3
Net gain (loss) on financial assets and liabilities	322	(16)	26	260	4	24
Other operating income (expense)	(521)	0	(30)	(488)	(6)	(123)
Administrative and promotional expenses	(8,118)	(1,098)	(40)	(7,067)	(973)	(178)
Operating income	5,390	1,545	147	5,001	852	147

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

As of March 31st, 2019
Million pesos
		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	709,679	1,831	1,341	211	3,383
Risk "A-1"	653,663	1,517	492	180	2,189
Risk "A-2"	56,016	314	849	31	1,194
Risk "B"	95,400	600	2,754	194	3,548
Risk "B-1"	48,777	308	1,281	32	1,621
Risk "B-2"	26,824	83	762	119	964
Risk "B-3"	19,799	209	711	43	963
Risk "C"	28,868	191	2,186	488	2,865
Risk "C-1"	17,320	115	936	187	1,238
Risk "C-2"	11,548	76	1,250	301	1,627
Risk "D"	10,319	630	2,390	648	3,668
Risk "E"	9,348	2,655	3,080	347	6,082
Total rated portfolio	853,614	5,907	11,751	1,888	19,546

Provisions created					19,546
Complementary provisions					1,290
Total					20,836

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of March 31st, 2019.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with our IRB methodology for middle-market and mortgages broker’s loans.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	1Q19	4Q18	1Q18	3M19	3M18

Past Due Loans Ratio	2.15	2.36	2.43	2.15	2.43

Past Due Loans Coverage	140.06	131.16	129.48	140.06	129.48

Operative Efficiency	2.76	2.68	2.52	2.76	2.52

ROE	16.40	14.51	15.87	16.40	15.87

ROA	1.58	1.33	1.45	1.58	1.45

Capitalization Ratio
Credit Risk	24.02	22.74	21.24	24.02	21.24
Credit, Market and operations risk	16.90	15.91	15.71	16.90	15.71

Liquidity	61.84	77.90	77.73	61.84	77.73

NIM (Net Interest Margin)	4.14	3.72	3.60	4.14	3.60

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of March 31st 2019
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	9,775
Government securities	65,552
Shares	2,186
77,513

Securities available for sale:
Government securities	149,041
Private securities	3,266
Shares	571
152,878

Securities held until maturity:
Government securities	7,796
Government securities (special cetes)	3,106
10,902
Total	241,293

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	6,273
Government securities	48,491
Private securities	9,004
Total	63,768

Credit balances
Bank securities	7,005
Government securities	58,450
Total	65,455
(1,687)

3. Investment in securities different to government securities
The table below lists the investments in debt securities of a same issuer (other than government), with positions equal or greater than 5% of the Institution’s net capital.

Issuer / Series	Maturity date	% Rate	Book Value
BANOB 17X	31-Aug-20	8.48	448
FBANOBRA 18141	27-Jun-19	8.42	503
FBANOBRA 18207	07-Oct-19	8.40	501
FBANOBRA 18258	20-Dec-19	8.46	3,011
IBANOBRA 19134	04-Apr-19	8.27	2,514
IBANOBRA 19144	11-Apr-19	8.29	2,008

		Total	8,985

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Total Capital as of March 2019	125,080
5 % of Total Capital	6,254

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of March 31st, 2019, are as follows:

Trading
Swaps
Interest rate	5,929,522
Cross currency	801,650
Equity	994

Futures	Buy	Sell

Foreign currency	5,744	0
Index	44	2

Forward contracts

Foreign currency	403,370	9,114
Equity	11,778	11,779

Options	Long	Short

Interest rate	130,550	142,216
Foreign currency	98,916	101,219
Indexes	4,196	2,465
Equity	161	134

Total trading derivatives	7,386,925	266,929

Hedging
Cash flow
Interest rate swaps	4,000
Cross currency swaps	25,597
Foreign Exchange Forwards	62,083

Fair value
Interest rate swaps	14,709
Cross currency swaps	30,811

Total hedging derivatives	137,200

Total derivative financial instruments	7,524,125	266,929

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of March 31st, 2019, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	EUROS	GBP	Total

Commercial or business activity	290,943	57,704	0	2,413	847	351,907
Financial entities	14,388	1,523	0	0	0	15,911
Government entities	54,574	6,288	1,891	0	0	62,753
Commercial loans	359,905	65,515	1,891	2,413	847	430,571
Consumer loans	107,959	0	0	0	0	107,959
Media and residential	119,968	569	2,504	0	0	123,041
Of social interest	49	0	0	0	0	49
Credits acquired from INFONAVIT or FOVISSSTE	14,730	0	0	0	0	14,730

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Mortgage loans	134,747	569	2,504	0	0	137,820
Total performing loan portfolio	602,611	66,084	4,395	2,413	847	676,350

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	EUROS	Total

Commercial or business activity	3,700	1,723	0	0	5,423
Financial entities	0	0	0	0	0
Commercial loans	3,700	1,723	0	0	5,423
Consumer loans	4,091	0	0	0	4,091
Media and residential	3,645	110	223	0	3,978
Of social interest	5	0	0	0	5
Credits acquired from INFONAVIT or FOVISSSTE	1,379	0	0	0	1,379
Mortgage loans	5,029	110	223	0	5,362
Total non-performing loan portfolio	12,820	1,833	223	0	14,876

The analysis of movements in non-performing loans from December 31st, 2018 to March 31st, 2019, is as follows:

Balance as of December 31st, 2018					16,087

Plus: Transfer from performing loan portfolio to non-performing loan portfolio					7,462

Collections
Cash				(1,025)
Transfer to performing loan portfolio				(1,907)
Proceeds from foreclosure proceedings				(24)

Write-offs					(5,717)
Adjustment for exchange rate					2

Balance as of March 31st, 2019					14,877

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to March 31st, 2019, is as follows:

Balance as of January 1st, 2019	21,100

Allowance for loan losses	5,472
Write-offs	(5,707)
Foreign exchange result	(29)
Balance as of March 31st, 2019	20,836

The table below presents a summary of write-offs by type of product as of March 31st, 2019:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	970	116	1,086	19.0
Mortgage loans	1,187	18	1,205	21.1
Credit card loans	1,843	60	1,903	33.4
Consumer loans	1,496	17	1,513	26.5
Total	5,496	211	5,707	100.0

Accumulated 2019
Commercial loans	970	116	1,086	19.0
Mortgage loans	1,187	18	1,205	21.1

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Credit card loans	1,843	60	1,903	33.4
Consumer loans	1,496	17	1,513	26.5
Total	5,496	211	5,707	100.0

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,272 million correspond to the early extinction of debtor support programs:

			Amount
Government Securities
Special CETES for housing loan debtor support programs			3,272

Total securities held to maturity (no reserve)			3,272

Minus-
Reserve for Special CETES			(166)
Total securities held to maturity , net			3,106

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at March 31st, 2019, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	114.88	1,466
B4-270701	423-2	15,292,752	01-jul-27	114.88	1,757
B4-220804	431-2	440,294	04-aug-22	105.18	46
BC-220804	431-2	71,442	04-aug-22	35.96	3
					3,272

10. Average interest rates paid on deposits

The average interest rates paid on deposits during March 2019, is as follow:
	Pesos	USD
Average balance	356,102	52,614
Interest	3,004	9
Rate	3.37%	0.07%

11. Bank and other loans

As of March 31st, 2019, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Call money	6,285	8.10	From 1 to 2 days
Local bank loans	1,548	8.74	To 9 months
Public fiduciary funds	13,848	8.48	From 1 day to 9 years

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Development banking institutions	22,627	8.12	From 1 day to 20 years
Total	44,308

Loans in foreign currency

Foreign bank loans	10,952	3.11	From 1 day to 2 years
Call money	58	2.10	From 1 to 2 days
Public fiduciary funds	1,938	3.49	From 2 days to 6 years
Development banking institutions	1	8.74	From 1 to 3 months
Total	12,949

Total loans	57,257
Accrued interests	317

Total bank and other loans	57,574

12. Current and deferred taxes

Current taxes are composed as follows at March 31st, 2019

Income taxes	1,040
Deferred taxes	371	(1)
Total Bank	1,411
Current and-deferred taxes from other subsidiaries	380
Total consolidated Bank	1,791

(1) Deferred taxes are composed as follows:

Global provision	(56)
Fixed assets and deferred charges	17
Net effect from financial instruments	119
Accrued liabilities	281
Others	10
Total Bank	371	(1)
Allowance for loan losses of subsidiaries, net	269
Others, subsidiaries	(100)
Total deferred tax, consolidated Bank	540

As of March 31st, 2019, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,366
Other	9,620
Total deferred income tax (net)	18,986
Deferred taxes registered in balance sheet accounts	18,986
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of March 31st, 2019, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,526

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Fixed assets and deferred charges	767
Accrued liabilities	517
Capital losses carryforward	898
Commissions and interests early collected	330
Foreclosed assets	99
Labor obligations	278
Derivative financial transactions of exchange rate	341
Deferred EPS asset:	4,756

Deferred EPS liability:

Net effect from financial instruments	(803)
Advance payments	(123)
Others	(87)
Deferred EPS liability	(1,013)

Less - Reserve	0
Deferred EPS asset (net)	3,743

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	35,053
2	Earnings from previous fiscal years	69,618
3	Other elements of other comprehensive income (and other reserves)	27,510
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	132,181
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	5,987
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	3
17	Reciprocal investments in ordinary capital	0

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18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	31
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,399
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	27,765
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	26,396
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,033
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	336
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	41,921
29	Level 1 Common Capital (CET1)	90,260
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,674
31	of which: Qualify as capital under the applicable accounting criteria	9,674
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,674
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.

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39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,674
45	Level 1 capital (T1 = CET1 + AT1)	99,934
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	25,145
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	0
51	Level 2 capital before regulation adjustments	25,145
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	25,145
59	Total stock (TC = T1 + T2)	125,080
60	Total Risk Weighted Assets	733,799
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	12.30%
62	Level 1 Stock (as percentage of assets weighted by total risks)	13.62%
63	Total capital (as percentage of assets weighted by total risks)	17.05%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	16.00%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	5.30%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)

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71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	6,950
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

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This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

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This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

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F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.

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42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,279,878
BG1	Funds Available	73,648
BG2	Margin accounts	2,313
BG3	Investment in securities	241,290
BG4	Debtors under sale and repurchase agreements	62,056
BG5	Securities loans)	0
BG6	Derivatives	135,612
BG7	Valuation adjustment for hedged financial assets	77
BG8	Total loan portfolio	625,987
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	79,659
BG11	Foreclosed assets (net	135
BG12	Property, furniture and fixtures (net)	8,312

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BG13	Long-term investment in shares	28,966
BG14	Non-current assets held for sale	0
BG15	Deferred income taxes (net)	13,349
BG16	Other assets (net)	8,474
	Liabilities	1,147,687
BG17	Deposits	751,115
BG18	Bank and other loans	36,334
BG19	Creditors under sale and repurchase agreements	65,510
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	24,005
BG22	Derivatives	134,916
BG23	Valuation adjustment for hedged financial liabilities	(19.339568)
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	100,558
BG26	Subordinated debentures outstanding	34,819
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	449
	Shareholders' Equity	132,191
BG29	Paid-in capital	35,053
BG30	Other capital	97,137
	Memorandum accounts	4,167,906
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	44
BG33	Credit commitments	139,338
BG34	Assets in trust or mandate	176,198
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	2,124,212
BG37	Collateral received by the entity	206,537
BG38	Collateral received and sold or pledged as guarantee	118,896
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	495
BG41	Other accounts	1,402,186

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

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Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	1,735	BG16= 8,474 Minus: deferred charges and advance payments 1,033; intangibles 5,987; other assets computed as risk assets 311; Plus: Intangibles computed as liabilities 592
2	Intangible assets	9	5,987	BG16= 8,474 Minus: deferred charges and advance payments 1,033; intangibles 1,735; other assets computed as risk assets 311; Plus: Intangibles computed as liabilities 592
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	3	BG3= 241,290 Minus: Reciprocal investments in common capital of financial entities 31; Investments in securities computed as risk assets 241,256
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0

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9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	31	BG3= 241,290 Minus: Investment in own-equity securities 3; Investments in securities computed as risk assets 241,256
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,399	BG15= 13,349 Minus: Amount computed as risk asset 6,950
13	Reserves recognized as complementary capital	50	0	BG8= Total loan portfolio 625,987
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 28,966 Minus: Investments in subsidiaries 26,396; Investments in clearing houses 336; Investments in associated companies 110; Other investments that are computed as risk assets 2,124
16	Investments in associated companies	26 - E	26,396	BG13= 28,966 Minus: Investments in clearing houses 336; Investments in associated companies 110; Other investments that are computed as risk assets 2,124
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	1,033	BG16= 8,474 Minus: intangible assets 7,722; others assets that are computed as risk assets 311; other assets are computed as risk assets 592
21	Deferred employee profit sharing (net)	26 - L	0

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22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	336	BG13= 28,966 Minus: Investments in subsidiaries 26,396; Investments in associated companies 110; other investments that are computed as risk assets 2,124
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restrictiion and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	35,053	BG29
35	Retained earnings	2	69,618	BG30= 97,137 Minus: other items of earned capital 25,510, Plus: cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	27,510	BG30= 97,137 Minus: Retained earnings 69,618, Plus cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	9,674	BG26= 34,819 Minus: Subordinated debt instruments non-convertible 25,145

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39	Paid-in capital that meets with Exhibit 1-S	46	25,145	BG26= 34,819 Minus: Subordinated debt instruments convertible 9,674
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

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16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	89,957	7,197

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Transactions with debt instruments in national currency with surtax and reviewable rate	547	44
Transactions in national currency with real rate or denominated in UDIs	7,498	600
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	11,184	895
Positions in UDIs or with yield referred to INPC	56	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	378	30
Transactions in foreign currency with nominal rate	43,302	3,464
Positions in foreign currency or with yield indexed to the exchange rate	10,028	802
Positions in shares or with yield indexed to the price of one share or set of shares	4,605	368
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	0	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Risk weighted assets	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	223	18
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	5,531	442
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	25,726	2,058
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	29,591	2,367
Group III (weighted at 23%)	2,841	227
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	10	1
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	41,046	3,284
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	1	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	10,982	879
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	6,358	509
Group V (weighted at 50%)	0	0

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Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	22	2
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	32,937	2,635
Group VI (weighted at 75%)	12,423	994
Group VI (weighted at 100%)	40,414	3,233
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	14,984	1,199
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	4,028	322
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	107,821	8,626
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	2	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	220	18
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	1,489	119
Group VII-B weighted at 57.5%)	11,550	924
Group VII-B (weighted at 100%)	33,736	2,699
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	1,922	154
Group VIII (weighted at 150%)	3,831	306
Group IX (weighted at 100%)	71,604	5,728
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	977	78
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	18,036	1,443
Credit Valuation Adjustment on Derivative Operations	31,870	2,550
Re-securitization with Risk Degree 1 (weighted at 20%)	6,851	548
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	3,740	299
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0

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ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Assets weighted subject to operational risk

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	51,950	4,156

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		53,526

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$15,210,402,155.77
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No

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37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$14,588,587,852.93
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.

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2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2

3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument's Face Value	$25,191,270,000.00 (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.
12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

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15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration

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plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment

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4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,688,950,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has

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been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.
21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

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(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

Leverage ratio

Table I.1
Integration of the main sources of leverage
Reference	Item	Mar-19
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,082,210
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(41,921)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,040,289
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	32,316

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5	Add-on amounts for PFE associated with all derivatives transactions	48,552
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	80,868
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	176,613
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(115,469)
14	CCR exposure for SFT assets	1,587
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	62,731
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	139,382
18	(Adjustments for conversion to credit equivalent amounts)	(61,054)
19	Off-balance sheet items (sum of lines 17 and 18)	78,328
Capital and total exposures
20	Tier 1 capital	99,934
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,262,217
Leverage ratio
22	Basel III leverage ratio	7.92%

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Mar-19
1	Total consolidated assets as per published financial statements	1,279,878
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(41,921)
4	Adjustments for derivative financial instruments	(54,744)
5	Adjustment for securities financing transactions	675
6	Adjustment for off-balance sheet items	78,328
7	Other adjustments	0
8	Leverage ratio exposure	1,262,217

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Mar-19

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1	Total consolidated assets as per published financial statements	1,279,878
2	operative derivative financial instruments	(135,612)
3	operative securities financing transactions	(62,056)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
5	On-balance exposure	1,082,210

Table IV.1
Variation of the elements
	Dec-18	Mar-19
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	94,035	99,934	(6)
Adjusted assets	1,337,833	1,262,217	6
Leverage Ratio	7.03%	7.92%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of March 31st, 2019, is provided:

- As of March 31st, 2019 the Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.43,117 million representing the 43.14% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

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a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A de C.V., SOFOM, E.R.	99.99
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control Unit), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology and Operations

▪	Executive Direction of Human Resources

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

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-	Deputy General Direction Network Commercial

-	Deputy General Direction of New Business

-	Deputy General Direction of Strategy of Business

-	Executive Direction of Commercial Planning

-	Executive Direction of Transformation Commercial and Innovation

-	Executive Direction of Strategy Clients

-	Deputy General Direction of Digital Factory

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Executive Direction of Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management (Reglamentación perteneciente a la Dirección Ejecutiva de Organización), via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the

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companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Receivable
Funds available	1,829
Debtors under sale and repurchase agreements	5,104
Derivatives (asset)	56,003
Performing loan portfolio	5,795
Other receivables, (net)	7,847
Intangible assets (IT Development)	1,213

Payable
Time deposits	1,362
Demand deposits	1,881
Credit instruments issued	988
Creditors under sale and repurchase agreements	8,562
Derivatives (liability)	35,267
Other payables	22,205
Creditors from settlement of transactions	6,938
Subordinated debentures	27,441

Revenues
Interest	65
Premium on sale and repurchase agreements	30
Others	46

Net Commissions	1,439
Net gain (loss) on financial assets and liabilities	(9,393)

Expenses
Interest	686
Administrative expenses	262
Technical assistance	452

22. Interests on loan portfolio
As of March 31st, 2019, the consolidated income statement includes, in the item "Interest income", Ps.21,620 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies;

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such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of first quarter of 2019 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	62,940.00	0.05
Market Making	30,256.44	0.02
Proprietary Trading	10,211.88	0.01

Risk factor
Interest rate	49,298.31	0.04
Foreign exchange	22,408.19	0.02
Equity	3,435.43	0.00
* % of VaR with respect to Net Capital

The Value at Risk for the average the first quarter of 2019 (unaudited) amounted to:

Bank

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	VaR (Thousands of pesos)%
Trading Desks	42,210.63	0.03
Market Making	48,026.28	0.04
Proprietary Trading	11,475.51	0.01

Risk factor
Interest rate	33,504.86	0.03
Foreign exchange	19,850.31	0.02
Equity	3,022.39	0.00
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Jan-19	Feb-19	Mar-19	Average	Jan-19	Feb-19	Mar-19	Average
Balance MXN GAP	15%	15%	32%	21%	93%	92%	78%	88%
Scenario	(100) bp	(100) bp	(100) bp	N/A	100 bp	100 bp	100 bp	N/A
Balance USD GAP	63%	63%	60%	62%	68%	69%	58%	65%
Scenario	(100) bp	(100) bp	(100) bp	N/A	(100) bp	(100) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2019:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(480)	(332)	(147)	100 bp	(3,303)	(337)	(2,965)
Balance USD GAP	(100) bp	(385)	22	(407)	(100) bp	(1,118)	(1,347)	229

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

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Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	196,264	(29,736)	39,004	(12,517)	48,914	37,825	88,658	20,199	270,467	(266,549)
Non Derivative	168,634	(29,736)	38,983	(12,708)	49,203	36,651	88,363	18,125	258,799	(279,046)
Derivatives	27,631	0	21	191	(290)	1,174	295	2,074	11,667	12,497

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

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a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Banco Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Banco Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Banco Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Banco Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Banco Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Banco Santander for the first of 2019:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-19	Feb-19	Mar-19	Average

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Sovereign Risk, Development Banking and Financial Institutions	14,877.53	15,133.85	13,143.40	14,384.93
Corporates	496.00	448.00	594.23	512.74
Project Finance	329.00	339.00	330.98	332.99
Companies	157.00	159.00	164.71	160.24

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the first of 2019, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit
Millions of U.S. Dollars
Type of Derivative	End of the first quarter of 2019
Interest Rate Derivatives	15,059.95
Exchange Rate Derivatives	28,755.31
Bonds Derivatives	0.00
Equity Derivatives	899.65
Total	44,714.91

The Expected Loss of Banco Santander at the end of the first of 2019, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander, for the first of 2019 are:

Expected Loss
Millions of U.S.Dollars
Segment	Jan-19	Feb-19	Mar-19	Average
Sovereign Risk, Development Banking and Financial Institutions	2.90	2.49	2.59	2.66
Corporates	11.34	11.96	11.61	11.64
Project Finance	2.89	2.18	2.60	2.56
Companies	1.28	1.24	1.45	1.32

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the first of 2019:

Cash collateral	91.32%
Collateral refer to bonds issued by the Mexican Federal Government	8.68%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

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Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operating Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander Mexico; this includes:

- Risk appetite, defined as the level of risk that the Bank is willing to accept

- Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of Ps. 53 million pesos for operational risk in general to the first quarter of 2019.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or

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extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.       Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

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Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the third quarter of 2019, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the third quarter of 2016, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Summary of Derivative Financial Instruments
Million Pesos as of March 31st, 2019

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

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Forwards	Foreign Currency	Trading	412,484	1,531	1,405
Forwards	Equity	Trading	23,557	1	1

Futures	Foreign Currency	Trading	5,744	0	0
Futures	Market Index	Trading	46	0	0

Options	Equity	Trading	431	(130)	(124)
Options	Foreign Currency	Trading	200,135	(385)	(327)
Options	Market Index	Trading	6,525	(16)	(111)
Options	Interest Rate	Trading	272,766	(23)	(85)

Swaps	Cross Currency	Trading	801,650	(2,131)	27
Swaps	Interest Rate	Trading	5,929,522	1,474	(385)
Swaps	Equity	Trading	994	(13)	69

Forwards	Foreign Currency	Hedging	62,083	2,355	2,135

Swaps	Cross Currency	Hedging	56,408	(2,219)	(3,175)
Swaps	Interest Rate	Hedging	18,709	251	255

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the first quarter of 2019, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the first quarter of 2019, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
Caps and Floors	621	44
Equity Forward	5	0
OTCEquity	190	62
OTCFx	1476	367
Swaptions	0	0
Fx Forward	5282	84
IRS	609	60
CCS	66	2

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the first quarter of 2019, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

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The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the first quarter of 2019:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(1.69)	3.57

Vega Risk factor
	EQ	FX	IR
Total	1.25	11.62	1.36

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.02)	(9.37)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

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Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the first quarter of 2019:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	8
Remote scenario	(551)
Possible scenario	(53)

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the first quarter of 2019 the weighted average CCL for the Bank is 166.29%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	180,714
Cash Outflows
2	Unsecured retail financing	223,937	12,738
3	Stable funding	193,113	9,656
4	Less stable funding	30,824	3,082
5	Unsecured wholesale funding	382,287	137,110
6	Operational deposits	260,969	60,879
7	Non-operational deposits	97,921	52,833
8	Unsecured debt	23,397	23,397
9	Secured wholesale funding	Not applicable	451
10	Additional requirements:	208,853	42,504
11	Outflows related to derivatives exposures and other collateral requirements	62,820	33,572
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	146,033	8,932
14	Other contractual funding obligations	88,521	274
15	Other contingent funding obligations	4,608	4,608
16	Total Cash Out	Not applicable	197,684

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Cash Inflows
17	Cash inflows secured transactions	172,718	3,745
18	Cash inflows from operations unsecured	103,912	73,212
19	Other cash inflows	10,843	10,843
20	Total Cash Inflows	287,473	87,801
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	180,714
22	Total Net Cash Out	Not applicable	109,883
23	Liquidity Coverage Ratio	Not applicable	166.29%

The presented numbers are subject to review and therefore they might suffer changes.

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	90 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter, there was an increase in CCL supported by an improvement in commercial gap, driven by greater deposits that increase the level of liquid assets.

c)	Changes of major components within the quarter report.

•	During the quarter, there was an increase in CCL supported by an improvement in commercial gap, driven by greater deposits that increase the level of liquid assets.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

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i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 4Q18, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

31/12/2018	Term	Amount
Million pesos
Consolidated	90 days	155,055
Local Currency	90 days	50,014
Foreign Currency	30 days	97,464

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of December 31, 2018. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	102,238	35,304	0	0	0	52	0	0	66,881
Loans	894,975	63,631	77,990	77,902	117,370	262,468	126,185	170,565	(1,135)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	(226)	0	0	0	0	0	0	0	(226)
Securities	268,944	204,594	143	1,183	42,759	1,766	3,098	11,128	4,274
Permanent	14,428	0	0	0	0	0	0	0	14,428
Other Balance Sheet Assets	2,491,218	0	0	0	0	0	0	0	2,491,218
Total Balance Sheet Assets	3,771,577	303,529	78,133	79,085	160,129	264,286	129,284	181,693	2,575,440
Money Market	(114,421)	(27,386)	(89)	0	0	0	0	0	(86,945)
Deposits	(643,226)	(253,793)	(20,848)	(17,375)	(14,367)	(19,813)	(11,475)	(305,556)	0
Trade Finance	0	0	0	0	0	0	0	0	0

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Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(214,803)	(3,470)	(10,517)	(17,219)	(29,238)	(40,266)	(72,295)	(4,010)	(37,788)
Equity	(125,813)	0	0	0	0	0	0	0	(125,813)
Other Balance Sheet Liabilities	(2,529,116)	0	0	0	0	0	0	0	(2,529,116)
Total Balance Sheet Liabilities	(3,627,379)	(284,650)	(31,454)	(34,594)	(43,604)	(60,079)	(83,769)	(309,566)	(2,779,663)
Total Balance Sheet Gap	144,198	18,879	46,679	44,491	116,524	204,206	45,514	(127,874)	(204,223)
Total Off-Balance Sheet Gap	30,927	755	108	(144)	1,637	5,657	6,293	3,781	12,838
Total Structural Gap		8,998	45,979	43,062	114,071	206,751	51,807	(124,092)	(171,479)
Accumulated Gap		7,306	54,978	98,039	339,022	418,862	470,669	346,577	175,098

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the

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entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site www.santander.com.mx/conocealbanco/títulosopcionales the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
Índice de Precios y Cotizaciones	IPC

I.	Mexican Stock Exchange Index (IPC)

The Mexican Stock Exchange IPC Index, is the main indicator of the performance of the Mexican stock market, and provides an indication of the performance of the stock market based on the variations in the prices of a balanced, weighted and representative sample representative of the issuers listed in the Mexican Stock Market, in line with international best practices.

The closing value of IPC is determined by the BMV and it may be consulted at the website www.bmv.com.mx.

GENERAL CHARACTERISTICS OF IPC

Formula:

Where:

It: Index in t time

Pit: Price of i issuer in t time

Qit: Stocks of issuer i in time t

FAFi: Adjustment Factor due to Variable Stocks of issuer i

fi: Adjustment factor due to ex - right of issuer i in time t

i= 1, 2, 3….n

Size of the Sample:

The IPC Index is composed of 35 issuers, and includes the most highly marketable security of each of these issuers and only one security per issuer. The number of components may vary based on corporate events.

Selection Criteria:

The following filters are used in the selection of securities that compose the IPC Index sample:

1º Criterion. Minimum continuous trading time. Those companies having at least 3 calendar months of continuous operation prior to the constituents review will be eligible.

2º Criterion. Minimum floating shares percentage3. Those companies whose floating shares percentage is at least 12% or their floating market cap is at least 10 thousand million pesos at the selection date will be eligible.

%AFit ≥ 12% and/or

VCFit ≥ 10,000,000,000 pesos

where:

%AFit = Floating shares percentage of stock series i at time t

VCFit = Floating maket cap of stock series I at time t

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3° Criterion. From the stock series that fulfilled the previous criteria, will be eligible those with a floating Market cap, computed using the volume weighted average Price of the last three months previous to the constituents review, is at least 0.1% of the Market cap, considering the volume weighted average Price of the last three months previous to the constituents review, of the Index constituents list.

VCFi ≥0.1% VCFIPC

where:
VCFi = Floating market cap of stock series i

VCFIPC = Floating market cap of all of the Index’s constituents

4º Criterion. Largest turnover factor. From the stock series that fulfilled the previous criteria, will be eligible the 55 stock series with the largest turnover factor of the last 12 months previous to the constituents review.

In the case of listed companies that make follow-on public offerings, equivalent to, at least, 0.5% of the market capitalization of the Mexican Stock Market Composite Index “IPC CompMx” on the close of the offering date, the median will consider the monthly medians of at least 3 continuous calendar months, previous to the constituents review.

5º Criterion. Joint rating of the following indicators for each of the 55 companies’ stock series that fulfilled the previous criteria:

• Turnover Factor (FRi)

• Floating Market cap (VCFi), considering the volume weighted average Price of the last 12 months previous to the constituents review.

• Median of the monthly medians of the value traded in this Exchange, for the last 12 months. (Median Impi)

In order to choose the 35 companies which will shape up the Index’s constituent list, they shall be rated according to their turnover factor, floating market cap (volume weighted) and the median of the monthly medians of the value traded in the exchange for the last twelve months of their most liquid stock series (except for those listed stocks that made a follow-on public offering, as stated in criterion 4).

If two or more companies have the same final rating, the one with the largest floating market cap will be considered first.

Rating procedure

The 55 companies that fulfilled the prior criteria will be sorted in descending order by their turnover factor, floating market cap and the monthly median of the value traded in the exchange for the last twelve months receiving a rating according to the place they occupy in a consecutive fashion.

Company	Turnover	Company	Mkt Cap	Company	Value Traded
	Rating		Rating		Rating
A	1	C	1	B	1
B	2	A	2	C	55
C	3	B	55	A	3
…	…	…	…	…	…
N	55	N	20	N	34

All rates for the three factors are added up and the 35 companies with the smallest rate are selected.

Company	Turnover	Mkt Cap	Value Traded	Joint
	Rating	Rating	Rating	Rating
A	1	2	3	6
B	2	55	1	58
C	4	1	55	60
…	…	…	…	…
N	55	20	34	109

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Weightings and Floating Market Cap for the most traded stock series of the Companies in the Index’s Constituents’ list

The weighting of each stock series within the Index’s constituent list will be determined by its Floating Market Cap.

The floating shares percentage to calculate the Floating Market Cap will be rounded according to the following buffers:

Floating Shares Percentage Rounding Buffers:

Buffer	% Reported Floating Shares	% Rounded floating shares percentage
	< 12%	0
1	≥ 12 a ≤ 15%	% reported
2	≥ 15 a ≤ 20%	20%
3	≥ 20 a ≤ 25%	25%
4	≥ 25 a ≤ 30%	30%
5	≥ 30 a ≤ 35%	35%
6	≥ 35 a ≤ 40%	40%
7	≥ 40 a ≤ 45%	45%
8	≥ 45 a ≤ 50%	50%
9	≥ 50 a ≤ 55%	55%
10	≥ 55 a ≤ 60%	60%
11	≥ 60 a ≤ 65%	65%
12	≥ 65 a ≤ 70%	70%
13	≥ 70 a ≤ 75%	75%
14	≥ 75 a ≤ 80%	80%
15	≥ 80 a ≤ 85%	85%
16	≥ 85 a ≤ 90%	90%
17	≥ 90 a ≤ 95%	95%
18	≥ 95 a ≤ 100%	100%

Weighting for each Stock Series of the Companies in the Index’s Constituents’ list where:

ωi = Weighting of the stock series i in the constituents list

VCFi = Floating Market cap of stock series i

CVFIPC = Floating Market cap of all of the stock series in the Index’s constituents list

Relevant Events Adjustments due to the obligation included in the Article 109 of the Mexican Stock Market Law

Taking in consideration the Index’s calculation formula, changes in the number of registered and floating shares, caused by a relevant event derived by the information obligation that both, individuals and legal entities, have in the assumptions established in the Article 109 of the Mexican Stock Market Law, will affect the weightings.

Maximum Weightings

In order to avoid weightings concentrations, and following the best international practices, the maximum weighting one single stock series can have by the start of the constituent list’s validity period is 25% of the total.

Likewise, the 5 largest stock series in the constituent list, can’t weigh altogether more than 60% of the total.

For the 60% limit, if during the validity of the already adjusted constituent list this same limit is overdrawn for a 45 consecutive trading day’s period, the BMV will make the corresponding adjustment in a proportional manner in order to fulfill the concentration limits condition stipulated for the Index.

Weighting limits in the Constituents’ list

25% capping adjustment for a stock series in the constituents’ list.

Let be the weighting of stock series i in the constituents list,

such that

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with

ωi ≤ 0.25, (i = 1,…, 35)

60% capping adjustment for the 5 largest stock series within the constituent list given the prior condition.

Let be the weighting of the biggest stock series in the constituents list, the following must be satisfied:

For l = 1 , … , 5

If there’s the need to realize adjustments, the surpluses will be proportionally distributed in each of the other stock series.

Constituents List Review and Continuance

The constituents list review for Prices and Quotations Index is made once a year, in August, using data as of July close, and is comes into effect on September first business day.

If there’s any special situation due to corporate events or by the market, the necessary modifications will be carried out according to such event, as explained further in this document, and the market will be timely informed.

The number of issuers on the constituent list may vary if some company performs a spin-off, so that the issuer that is spinning off, as well as the one that has been spun off, will remain in the constituent list until the next constituents revision.

If an issuer is subject to an Acquisition Public Offering, Merger or some other extraordinary event that might imply the cancelation of its listing in BMV, those shares object of such event will be removed from the constituent list the very same day it’s materialized in BMV, and its place will be occupied by a new issuer. The issuer selected for this, will be the best positioned in the last published Selection Filter by BMV in its website (such Filter is calculated and published monthly).

BMV will inform as timely as possible about the changes related to this section.

Constituents List Rebalance

With the purpose of making the index more representative of the market behavior as well as keeping a high replicability, its stock series weightings will be rebalanced quarterly during the constituent’s list validity period, thus being on December, March and June subsequent to the last revision. The maximum weighting rebalance for a single stock series will be carried out quarterly, up and down.

Index Daily Calculation Formula

where:

It= Index level on day t

Pit = Price of the stock series i on day t

Qit = Listed shares in this Exchange of the stock series i on day t

FAFi = Floating shares adjustment factor of stock series i

Fit = Ex rights adjustment factor of stock series i on day t

i = 1, …, 35

Base level: 0.78 as of October 30th, 1978.

Corporate Adjustments

Taking in consideration the Index’s calculation formula, the changes in the number of registered shares, caused by a relevant event, will affect the weightings of the stock series within the constituent list, whether at its implementation time or at its quarterly rebalances, as the case may be. Below are detailed, in an indicative and non-limitative way, the corporate events that may affect the constituents.

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where:

fi = Factor of adjustment required in issuer i.

Aa = Number of shares previous to adjustment

Aa = Number of shares derived from conversion.

Ae = Number of shares to split.

Ap = Number of shares after adjustment.

Ar = Number of shares due to restructuring.

As = Number of subscribed shares.

Pa = Price previous to adjustment

Pp = Price after adjustment.

Ps = Subscription price.

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Sample:

Name	Ticker
Alfa S.A. A	ALFA A
Alpek S.A.B. de C.V.	ALPEK A
Alsea S.A.	ALSEA *
America Movil S.A.B. de C.V. L	AMX L
Arca Continental, S.A.B. de C.V.	AC *
Banco del Bajio, S.A.	BBAJIO O
Banco Santander Mexico B	BSMX B
Becle, S.A. de C.V.	CUERVO *
Bolsa Mexicana de Valores S.A.B. de CV.	BOLSA A
Cemex S.A. CPO	CEMEX CPO
Coca-Cola Femsa S.A.B. de C.V. L	KOF L
El Puerto de Liverpool S.A.B. de C.V.	LIVEPOL C-1
Fomento Economico Mexicano S.A.B. de C.V.	FEMSA UBD
Genomma Lab Internacional S.A. de C.V.	LAB B
Gentera S.A.B. de C.V.	GENTERA *
Gruma S.A.B. B	GRUMA B
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.	OMA B
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	GAP B
Grupo Aeroportuario del Sureste S.A.B. de C.V. B	ASUR B
Grupo Bimbo S.A.B.	BIMBO A
Grupo Carso S.A.B. de C.V.	GCARSO A1
Grupo Cementos de Chihuahua S.A.B. de C.V.	GCC *
Grupo Elektra S.A.B. de C.V.	ELEKTRA *
Grupo Financiero Banorte O	GFNORTE O
Grupo Financiero Inbursa O	GFINBUR O
Grupo Mexico S.A.B. de C.V. B	GMEXICO B
Grupo Televisa S.A.B. CPO	TLEVISA CPO
Industrias Penoles	PE&OLES *
Infraestructura Energetica Nova S.A.B. de C.V.	IENOVA *
Kimberly Clark de Mexico S.A.B. de C.V. A	KIMBER A
Megacable Holdings S.A.B. de C.V.	MEGA CPO
Mexichem S.A.B. de C.V.	MEXCHEM *
Promotora y Operadora de Infraestructura S.A.B. de C.V.	PINFRA *
Regional, S.A. de C.V.	R A
Walmart de Mexico S.A.B. de C.V.	WALMEX *

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.bmv.com.mx

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Historical Evolution:

Comparison Date: March 31, 2014

Period	Minimum	Maximum	Average
	Price	Price	(securities)
2013	37,517.23	45,912.51	267,858,705.21
2014	37,950.97	46,357.24	199,565,849.40
2015	40,950.58	45,773.31	202,865,989.48
2016	40,265.37	48,694.90	232,602,519.40
2017	45,553.51	51,713.38	190,998,544.33
1° Sem. 2017	45,553.51	49,939.47	183,775,085.43
2° Sem. 2017	46,973.30	51,713.38	198,104,229.45
1° Sem. 2018	44,647.37	51,065.49	186,217,897.30
2° Sem. 2018	39,427.27	50,416.27	171,519,176.83
October 2017	43,538.12	49,841.47	169,975,523.13
November 2018	39,427.27	46,917.40	230,075,506.27
December 2018	40,340.51	42,081.78	186,785,747.10
January 2019	41,640.27	44,241.54	164,967,439.03
February 2019	42,284.06	44,337.10	151,574,454.00
March 2019	41,586.70	43,281.28	214,569,100.52

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Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

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Quantitative examples that illustrate possible gains or losses

FEM907R DC026

Market Price	Observed Price	Payment Rights
0.00	0	90.00
9.19	5	90.00
18.38	10	90.00
27.57	15	90.00
36.77	20	90.00
45.96	25	90.00
55.15	30	90.00
64.34	35	90.00
73.53	40	90.00
82.72	45	90.00
91.92	50	90.00
101.11	55	90.00
110.30	60	90.00
119.49	65	90.00
128.68	70	90.00
137.87	75	90.00
147.06	80	90.00
156.26	85	90.00
165.45	90	90.00
174.64	95	90.00
183.83	100	90.00
193.02	105	104.25
202.21	110	118.50
211.40	115	118.50
220.60	120	118.50
229.79	125	118.50
238.98	130	118.50
248.17	135	118.50
257.36	140	118.50
266.55	145	118.50

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WMX907R DC158

Market Price	Observed Price	Payment Rights
0.00	0	90.00
2.87	5	90.00
5.75	10	90.00
8.62	15	90.00
11.50	20	90.00
14.37	25	90.00
17.24	30	90.00
20.12	35	90.00
22.99	40	90.00
25.87	45	90.00
28.74	50	90.00
31.61	55	90.00
34.49	60	90.00
37.36	65	90.00
40.24	70	90.00
43.11	75	90.00
45.98	80	90.00
48.86	85	90.00
51.73	90	90.00
54.61	95	90.00
57.48	100	90.00
60.35	105	106.45
63.23	110	122.90
66.10	115	122.90
68.98	120	122.90
71.85	125	122.90
74.72	130	122.90
77.60	135	122.90
80.47	140	122.90
83.35	145	122.90

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CMX908R DC251

Market Price	Observed Price	Payment Rights
8.29	70.00	85.00
8.52	72.00	85.00
8.76	74.00	85.00
9.00	76.00	85.00
9.24	78.00	85.00
9.47	80.00	85.00
9.71	82.00	85.00
9.95	84.00	85.00
10.18	86.00	86.00
10.42	88.00	88.00
10.66	90.00	90.00
10.89	92.00	92.00
11.13	94.00	94.00
11.37	96.00	96.00
11.60	98.00	98.00
11.84	100.00	100.00
12.08	102.00	102.95
12.31	104.00	105.90
12.55	106.00	108.86
12.79	108.00	111.81
13.02	110.00	114.76
13.26	112.00	117.71
13.50	114.00	120.66
13.73	116.00	122.14
13.97	118.00	122.14
14.21	120.00	122.14
14.44	122.00	122.14
14.68	124.00	122.14
14.92	126.00	122.14
15.16	128.00	122.14

Earnings Release | 1Q.2019
Banco Santander México
108

SXE009R DC058

Market Price	Observed Price	Payment Rights
2,379.44	70.00	100.00
2,447.42	72.00	100.00
2,515.41	74.00	100.00
2,583.39	76.00	100.00
2,651.38	78.00	100.00
2,719.36	80.00	100.00
2,787.34	82.00	100.00
2,855.33	84.00	100.00
2,923.31	86.00	100.00
2,991.30	88.00	100.00
3,059.28	90.00	100.00
3,127.26	92.00	100.00
3,195.25	94.00	100.00
3,263.23	96.00	100.00
3,331.22	98.00	100.00
3,399.20	100.00	100.00
3,467.18	102.00	106.22
3,535.17	104.00	112.44
3,603.15	106.00	118.66
3,671.14	108.00	124.88
3,739.12	110.00	131.10
3,807.10	112.00	137.32
3,875.09	114.00	143.54
3,943.07	116.00	146.65
4,011.06	118.00	146.65
4,079.04	120.00	146.65
4,147.02	122.00	146.65
4,215.01	124.00	146.65
4,282.99	126.00	146.65
4,350.98	128.00	146.65

Earnings Release | 1Q.2019
Banco Santander México
109

SPX004R DV006

		Payment Rights (MXN)
Market Price	Observed Price	Scenario 1 (TCF = 100%*TCI)	Scenario 2 (TCF = 70%*TCI)	Scenario 3 (TCF = 130%*TCI)
1,936.99	70.00	130.00	121.00	139.00
1,992.33	72.00	128.00	119.60	136.40
2,047.68	74.00	126.00	118.20	133.80
2,103.02	76.00	124.00	116.80	131.20
2,158.36	78.00	122.00	115.40	128.60
2,213.70	80.00	120.00	114.00	126.00
2,269.05	82.00	118.00	112.60	123.40
2,324.39	84.00	116.00	111.20	120.80
2,379.73	86.00	114.00	109.80	118.20
2,435.07	88.00	112.00	108.40	115.60
2,490.42	90.00	110.00	107.00	113.00
2,545.76	92.00	108.00	105.60	110.40
2,601.10	94.00	106.00	104.20	107.80
2,656.44	96.00	104.00	102.80	105.20
2,711.79	98.00	102.00	101.40	102.60
2,767.13	100.00	109.84	106.89	112.79
2,822.47	102.00	109.84	106.89	112.79
2,877.82	104.00	109.84	106.89	112.79
2,933.16	106.00	109.84	106.89	112.79
2,988.50	108.00	109.84	106.89	112.79
3,043.84	110.00	109.84	106.89	112.79
3,099.19	112.00	109.84	106.89	112.79
3,154.53	114.00	109.84	106.89	112.79
3,209.87	116.00	109.84	106.89	112.79
3,265.21	118.00	109.84	106.89	112.79
3,320.56	120.00	109.84	106.89	112.79
3,375.90	122.00	109.84	106.89	112.79
3,431.24	124.00	109.84	106.89	112.79
3,486.58	126.00	109.84	106.89	112.79
3,541.93	128.00	109.84	106.89	112.79

Earnings Release | 1Q.2019
Banco Santander México
110

Hedging Position as of March 31, 2019

HEDDGED INSTRUMENTS

ISSUERS: FEM907R DC026, WMX907R DC158, CMX908R DC251, SPX004R DV006.

ASSET TYPE	ISSUER / SERIES	NUMBER OF TITLES	MARKET QUOTE	BETA COEF.	PERIOD IN MONTHS USED FOR BETA	BETA COEF. (IN CASE OF OPTIONS AND WARRANTS)	DELTA (SECURITIES)	DELTA IN TERMS OF SECURITIES
HEDGE	FEMSA UBD	119,110	179.15	1.0000	12	1.000000	119,110.0000	119,110.0000
HEDGE	WALMEX *	283,915	51.92	1.0000	12	1.000000	283,915.0000	283,915.0000
HEDGE	CEMEX CPO	106,194	9.07	1.0000	12	1.000000	106,194.0000	106,194.0000
HEDGE	CEMEX CPO	1	0.00	1.0000	12	1.000000	1.0000	208,437.5494
HEDGE	MINI-SP FUT	1	0.00	1.0000	12	1.000000	1.0000	50.0000
OBLIGATION	FEM907R DC026	250,000	92.38	1.0000	12	0.476443	119,110.6306	(119,110.6306)
OBLIGATION	WMX907R DC158	250,000	93.64	1.0000	12	1.135661	283,915.3106	(283,915.3106)
OBLIGATION	CMX908R DC251	210,000	82.05	1.0000	12	1.498247	314,631.8057	(314,631.8057)
OBLIGATION	SPX004R DV006	190,000	100.84	1.0000	12	0.000129	24.5949	(24.5949)

DELTA SUM IN TERMS OF ISSUERS
ISSUER / SERIES	ASSET TYPE	TOTAL
FEM907R DC026	OBLIGATION	(119,110.630550)
WMX907R DC158	OBLIGATION	(283,915.310580)
CMX908R DC251	OBLIGATION	(314,631.805700)
CEMEX CPO	HEDGE	314,631.549420
FEMSA UBD	HEDGE	119,110.000000
WALMEX *	HEDGE	283,915.000000
MINI-SP FUT	HEDGE	50.000000
SPX004R DV006	OBLIGATION	(24.594940)
Total general		24.207650

ISSUER	DELTA IN SECURITIES	ORIGINAL BETA	STANDARD ERROR	DELTA IN TERMS OF ISSUERS	DELTA HEDGE INTERMS OF ISSUERS	DELTA OBLIGATIONS IN TERMS OF ISSUERS

FEM907R DC026	(0.6306)	1.000000	0.000000	(0.6306)	119,110.0000	(119,110.6306)
WMX907R DC158	(0.3106)	1.000000	0.000000	(0.3106)	283,915.0000	(283,915.3106)
CMX908R DC251	(0.2563)	1.000000	0.000000	(0.2563)	314,631.5494	(314,631.8057)
SPX004R DV006	25.4051	1.000000	0.000000	25.4051	50.0000	(24.5949)

Earnings Release | 1Q.2019
Banco Santander México
111

Item 2

1Q.19 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Safe Harbor Statement 2 Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Strategy Execution Driving Performance Gains and Healthy Asset Quality 3 Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex (1Q19*4) as percentage of annualized quarterly income before opex - net of allowances (1Q19*4). 3) Quarterly ratio = Annualized quarterly net income (1Q19*4) as a percentage of average equity (4Q18;1Q19). Loan book up 9.5% YoY  Growth mainly driven by middle - market, government & mortgages Deposit base up 5.6% YoY; Individual deposits increased 13.7% YoY  Individual demand deposits +10.0% YoY  Individual term deposits +20.1% YoY Healthy asset quality  NPL ratio 2.15% - 28 bps  Cost of risk 1 2.69% - 36 bps Increased profitability, even while deploying final year of our investment plan  Efficiency ratio 2 44.81% +4 bps  ROAE 3 16.40% +53 bps Our parent company announced intention to make a voluntary tender offer for additional 25% ownership; shares to remain listed locally & abroad 1Q19 YoY Var

Total Loans

YoY Growth
4,772
4,978
5,044
5,185
5,254
9.6%
11.6%
10.2%
9.3%
10.1%
1Q18
2Q18
3Q18
4Q18
1Q19

Total Deposits

YoY Growth
4,708
4,923
4,906
5,076
5,104
10.9%
11.9%
9.6%
8.3%
8.4%
1Q18
2Q18
3Q18
4Q18
1Q19

Consumer Loans[1] (YoY Growth)

Demand Deposits (YoY Growth)

Santander

4

Sustained System Loan Growth, with Corporates Favoring Bank Loans Over Debt Issuances; High Interest Rate Environment Drives Term Deposits 4 Source: CNBV Banks as of February 2019 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 4,772 4,978 5,044 5,185 5,254 11 .6% 3Q18 1Q18 9.6% 2Q18 10.2% 9.3% 4Q18 10.1% 1Q19 YoY Growth 4,708 4,923 4,906 5,076 5,104 1Q18 11.9% 8.4% 10.9% 2Q18 9.6% 3Q18 8.3% 4Q18 1Q19 YoY Growth 3Q18 2Q18 1Q18 4Q18 1Q19 8.4% 7.6% 7.2% 6.8% 6.4% 4Q18 2Q18 8.9% 3Q18 1Q19 1Q18 12.2% 4.3% 3.9% 3.9%

Total Loans

+9.5%
+1.2%
630,999
652,251
680,120
682,848
691,226
1Q18
2Q18
3Q18
4Q18
1Q19

Loan Portfolio Breakdown

Consumer 8%
Credit Cards 8%
Middle-Market 27%
Mortgages 21%
Corporates 14%
SMEs 11%
Gov&FinEnt 11%

Santander 5

Source: Company filings under CNBV GAAP, in million pesos.

Santander Mexico Delivers c.10% Loan Growth, Balanced Across Segments 5 Source: Company filings under CNBV GAAP, in million pesos. Total Loans Loan Portfolio Breakdown 4Q18 652,251 1Q18 2Q18 3Q18 630,999 1Q19 680,120 682,848 691,226 +1.2% +9.5% 4Q18 Var YoY Contribution to: Loans NII Loans High - margin s egments : Middle - market 183,691 11.5% 54.1% 68.9% SMEs 78,229 7.2% Credit cards 56,473 5.0% Consumer 55,577 4.7% 373,970 8.5% Low - margin segments: Corporates 95,410 5.2% 45.9% 31.1% Government & Financial Entities 78,664 24.0% Mortgages 143,182 8.2% 317,256 10.7% Middle - Market 27% Corporates 14% Gov&FinEnt 11% SMEs 11% Mortgages 21% Credit Cards 8% Consumer 8%

Individual Loans

1Q18 **239,221** ··· **+6.7%** ··· **255,232** 1Q19

Mortgages

+8.2%
132,350
135,112
138,535
141,649
143,182
+1.1%
1Q18
2Q18
3Q18
4Q18
1Q19

Credit Cards

Consumer[1]

+4.7%
53,076
53,763
54,474
54,610
55,577
+1.8%
Personal
Payroll
1Q18
2Q18
3Q18
4Q18
1Q19

Santander

6

Hipoteca Plus Supports Solid Organic Mortgage Growth; Credit Card Usage and Payroll Loans Remain Strong 6 Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of February 2019. Notes: 1) Includes payroll, personal and auto loans. Individual Loans 255,232 239,221 1Q18 1Q19 +6.7% 3Q18 1Q18 143,182 2Q18 1Q19 4Q18 132,350 135,112 138,535 141,649 +1.1% +8.2% 1Q19 2Q18 1Q18 3Q18 4Q18 53,795 55,037 54,997 56,227 56,473 +0.4% +5.0% 55,577 1Q18 1Q19 2Q18 3Q18 4Q18 53,076 53,763 54,474 54,610 +1.8% +4.7%  Organic growth accelerating to +12.4% YoY  #2 top mortgage originator, with Hipoteca Plus accounting for over 70% of new mortgages  Credit card usage up 11% YoY  3 rd largest market player  Increased cross selling to payroll customers and existing clients  Driving more profitable payroll loans, up 13% YoY, above market  Originated Ps.700 M in auto loans over the LTM, bringing this portfolio to close to Ps.1,000 M  Main financial partner for Suzuki Motors in Mexico Personal Payroll Mortgages Credit Cards Consumer 1

Loyal Customers[1]

Digital Customers[1]

A loyal customer is 4x more profitable

Digital Transactions / Total Transactions[2]

11.8%
38%
62%
15.7%
20%
80%
Internet
Mobile
1Q18
1Q19

Mobile Customers[1]

Santander

7

Loyalty and Digitalization Initiatives Continue Enhancing Quality of Retail Customer Base 7 Notes: 1) Thousands of customers. 2) Monetary transactions of individuals. Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Transactions / Total Transactions 2 Mobile Customers 1 1Q18 2Q18 3Q18 1Q19 4Q18 2,161 2,226 2,353 2,519 2,652 +22.7% 2,220 2,348 2,533 2,879 3,227 2Q18 1Q18 4Q18 3Q18 1Q19 +45.4% 1,651 1,819 2,036 2,413 2,784 3Q18 1Q18 4Q18 2Q18 1Q19 +68.6% A loyal customer is 4x more profitable 1Q18 38% 62% 80% 20% 1Q19 15.7% 11.8% Internet Mobile

Commercial Loans

1Q18 **391,778** → **+11.3%** → **435,994** 1Q19

SMEs

+7.2%
72,947
76,915
77,519
77,389
78,229
+1.1%
1Q18
2Q18
3Q18
4Q18
1Q19

Middle-Market

+11.5%
164,713
174,750
175,567
177,662
183,691
+3.4%
1Q18
2Q18
3Q18
4Q18
1Q19

Corporates

+5.2%
90,692
86,859
97,031
95,536
95,410
-0.1%
1Q18
2Q18
3Q18
4Q18
1Q19

Government & Fin. Ent.

Santander

8

Source: Company filings under CNBV GAAP, in million pesos.

Commercial Loans Up c.11%, While Maintaining Focus on Profitability 8 Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 435,994 391,778 1Q18 1Q19 +11.3% SMEs Middle - Market Corporates Government & Fin. Ent . 1Q18 2Q18 3Q18 77,389 4Q18 1Q19 72,947 78,229 76,915 77,519 +1.1% +7.2% 95,536 3Q18 1Q18 4Q18 2Q18 1Q19 90,692 86,859 95,410 97,031 - 0.1% +5.2% 1Q19 1Q18 2Q18 3Q18 164,713 4Q18 177,662 174,750 175,567 183,691 +3.4% +11.5% 3Q18 63,426 1Q18 2Q18 4Q18 1Q19 69,815 81,997 79,775 78,664 - 1.4% +24.0%

Continue Driving Robust Growth in Individual Deposits

Total Deposits

+5.6%
665,100
698,118
680,143
693,812
702,644
+1.3%
Term
Demand
33%
33%
34%
34%
34%
67%
67%
66%
66%
66%
1Q18
2Q18
3Q18
4Q18
1Q19

Demand Deposits

+4.0%
445,927
463,941
Individuals +10.0%
Corporate +1.9%
1Q18
1Q19

Term Deposits[1]

+8.9%
219,173
238,703
Individuals +20.1%
Corporate +3.8%
1Q18
1Q19

Santander

9

Continue Driving Robust Growth in Individual Deposits 9 Total Deposits Term 33% 67% 34% 34% 1Q18 1Q19 33% 66% 67% 2Q18 3Q18 34% 66% 4Q18 66% Demand 665,100 698,118 680,143 693,812 702,644 +1.3% +5.6% Demand Deposits 463,941 1Q18 1Q19 445,927 +4.0% +10.0% Individuals Corporate +1.9% Term Deposits 1 1Q18 1Q19 219,173 238,703 +8.9%  Total Individuals & SMEs deposits – up 13.7% and 9.9%, respectively  Commercial focus to attract payrolls continues to drive individual demand deposits, increasing their share in demand deposits by 150 bps YoY and in total deposits by 320 bps  Higher interest rates favor term deposit growth Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. Individuals Corporate +20.1% +3.8%

Maintaining Healthy Balance Sheet, Capitalization Levels and Debt Profile

Net Loans to Deposits[1]

91.88%
90.56%
97.00%
95.38%
95.41%
1Q18
2Q18
3Q18
4Q18
1Q19

Debt Maturity

16,311
15,798
6,163
23,957
3,000
34,883[3]
2019
2020
2021
2022
2026
2027+

CET1 and Capitalization

15.71%
15.52%
16.02%
15.91%
16.90%
Tier 2
AT1
11.19
10.76
11.48
11.04
12.19
CET1
1Q18
2Q18
3Q18
4Q18
1Q19[4]

Santander

10

Maintaining Healthy Balance Sheet, Capitalization Levels and Debt Profile 10 Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Diversified funding sources and strong maturity profile  Healthy net loan to deposit ratio below 100% supports growth opportunities  LCR 2 of 166.29%, well above 100% Banxico regulatory requirement  Tier 1 ratio increased 106 bps to 13.50% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. 3) Including additional Tier 1 Capital Notes issued in December 2016. 4) 1Q19 is preliminary. 2Q18 1Q18 3Q18 90.56% 4Q18 1Q19 97.00% 91.88% 95.38% 95.41% 16,311 15,798 6,163 23,957 3,000 2026 2019 2020 2022 2021 2027+ 34,883 3 11.19 10.76 11.48 11.04 12.19 4Q18 15.71% 1Q18 2Q18 3Q18 1Q19 4 Tier 2 16.02% AT1 CET1 15.52% 15.91% 16.90%

Sustained Loan Growth and Profitability Focus Across the Balance Sheet Drive c.13% increase in NII 11 Net Interest Income and NIM 1  NII grew 12.5% YoY, principally due to: ▪ Strong interest income from: Loan portfolio: +13.9% Investment in securities: +6.8%  1Q19 NIM improved 6 bps YoY to 5.58% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized net interest income (1Q19*4) divided by daily average interest earnings assets (1Q19) 2Q18 4Q18 5.66 5.52 3Q18 1Q18 5.27 5.44 5.58 1Q19 14,615 14,795 15,795 16,203 16,449 +1.5% +12.5%

Net Fees Rise c.9% on Strong Growth in Credit Card Usage, Insurance and Advisory Fees, While Cash Management Fees Decline 12 Net Commissions and Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Includes fees from collections and payments, account management, checks, foreign trade and others. 1Q18 2Q18 3Q18 4Q18 1Q19 4,069 4,262 4,271 4,230 4,426 +4.6% +8.8% Credit Cards 30% Insurance 26% Cash Management* 24% Investment Funds 8% Financial advisory services 8% Purchase - sale of securities and money market transactions 4% Var YoY 1Q18 4Q18 1Q19 $$ % Credit Cards 1,106 1,298 1,340 234 21.2% Insurance 999 1,081 1,137 138 13.8% Cash Management* 1,206 1,182 1,073 (133) (11.0%) Investment Funds 394 395 370 (24) (6.1%) Financial advisory services 293 212 345 52 17.7% Purchase - sale of securities and money market transactions 71 62 161 90 126.8% Net commisions and fees 4,069 4,230 4,426 357 8.8%

Core Earnings Rise c.12% YoY and c.5% Sequentially, with Trading Gains Still Below Historical Average Levels 13 Gross Operating Income 1 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. 4Q18 21,207 3Q18 2Q18 1Q18 1Q19 20,245 18,972 20,106 20,909 +4.8% +11.8% Var YoY 1Q18 4Q18 1Q19 Var $$ Var % Net Interest Income 14,615 16,203 16,449 1,834 12.5% Net Commissions and Fees 4,069 4,230 4,426 357 8.8% Market related revenue 288 (188) 332 44 15.3% Gross Operating Income 1 18,972 20,245 21,207 2,235 11.8% Net Interest Income 77.6% Net Commissions and Fees 20.9% Market related revenue 1.6%

3M19 3M18 3.05% 2.69% - 36 bps Asset Quality Improves Across the Business, with CoR Declining 36 bps YoY 14 Loan Loss Reserves (LLR) Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. 1Q18 3Q18 4,796 2Q18 4Q18 1Q19 3,980 4,137 4,838 4,318 - 10.7% +4.4% Cost of Risk 1 1Q18 2Q18 3Q18 4Q18 1Q19 3.05% 2.90% 2.77% 2.72% 2.69% - 3bps - 36 bps 1Q18 4Q18 1Q19 Var YoY (bps) Var QoQ (bps) Consumer 3.89% 3.84% 3.65% (24) (19) Credit Card 4.22% 4.28% 4.08% (14) (20) Other consumer 3.55% 3.40% 3.22% (33) (18) Mortgages 4.43% 4.36% 3.74% (69) (62) Commercial 2 1.36% 1.31% 1.24% (12) (7) SMEs 1.74% 1.90% 2.16% 42 26 NPL ratio 2.43% 2.36% 2.15% (29) (21)

Administrative & Promotional Expenses

+12.6%
8,218
8,845
9,003
9,228
9,256
+0.3%
1Q18
2Q18
3Q18
4Q18
1Q19

Efficiency[1]

+4bps
44.77%
44.98%
44.18%
46.63%
44.81%
-182bps
1Q18
2Q18
3Q18
4Q18
1Q19

Expenses Breakdown & Performance

Santander

15

Efficiency Relatively Stable YoY and Improved Sequentially, Driven by Strong Earnings Quality Despite Near - Term Impact from Strategic Initiatives 15 Administrative & Promotional Expenses Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized opex (1Q19*4) divided by annualized income before opex - net of allowances (1Q19*4). Efficiency 1 1Q18 3Q18 2Q18 9,256 4Q18 1Q19 8,218 8,845 9,003 9,228 +0.3% +12.6% 44.77% 4Q18 1Q18 1Q19 2Q18 3Q18 46.63% 44.98% 44.18% 44.81% - 182bps +4 bps Expenses Breakdown & Performance Var YoY 1Q18 4Q18 1Q19 $$ % Personnel 3,617 3,156 3,865 248 6.9% Admin expenses 3,164 4,424 3,701 537 17.0% IPAB 742 818 812 70 9.4% Dep and amort. 695 830 878 183 26.3% Admin & prom expenses 8,218 9,228 9,256 1,038 12.6%

Net Income

+11.9%
4,727
5,171
5,096
4,590
5,291
+15.3%
1Q18
2Q18
3Q18
4Q18
1Q19

ROAE[1]

Effective Tax Rate

+407bps
21.22%
24.38%
22.52%
19.81%
25.29%
+548bps
1Q18
2Q18
3Q18
4Q18
1Q19

Profit Before Taxes

+18.0%
6,000
6,838
6,577
5,724
7,082
+23.7%
1Q18
2Q18
3Q18
4Q18
1Q19

Santander

16

Net Income Up c.12% YoY and c.15% Sequentially, with ROAE Expanding to 16.4% 16 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized net income (1Q19x4) divided by average equity (4Q18,1Q19). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 1Q19 1Q18 3Q18 2Q18 5,171 4Q18 4,590 4,727 5,096 5,291 +15.3% +11.9% 1Q18 1Q19 3Q18 2Q18 4Q18 15.87% 17.33% 16.74% 15.18% 16.40% +122bps +53ps 4Q18 1Q19 2Q18 1Q18 25.29% 3Q18 21.22% 24.38% 22.52% 19.81% +548bps +407bps 1Q18 2Q18 3Q18 5,724 4Q18 1Q19 6,000 6,838 6,577 7,082 +23.7% +18.0%

Santander México Confirms 2019 Guidance 17 1) According to changes in accounting criteria issued by the National Banking and Securities Commission in 2018 - Recognition of the recovery of credits previously cancelled against the item "Allowance for loan losses" . Total Loans Δ 7% - 9% Total Deposits Δ 7% - 9% Cost of Risk (Net of recoveries ) 2.8% - 3.0% 1 Cost of Risk (Comparable) 3.1% - 3.3% Expenses Δ 10% - 12% Tax Rate 24% - 25% Net Income Δ 5% - 7% Metrics 2019 Target

Questions and Answers

19 Annexes

Macroeconomic

GDP Growth (%)

2.1
2.0
1.5
1.0*
1.7
1.7
2017
2018
2019E
2020E
2021E

Average Exchange Rate
(MXP/USD)

19.9
20.0
18.9
19.2
19.7*
20.5*
20.8
2017
2018
2019E
2020E
2021E

Annual Inflation Rate (%)

Central Bank Monetary Policy
(%, end of year)

7.25
8.25
8.00
7.50*
7.00*
2017
2018
2019E
2020E
2021E

Santander

Source: INEGI, Banxico and Santander
*Revised from previous quarter

20

Macroeconomic 20 Source: INEGI, Banxico and Santander *Revised from previous quarter GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 2.1 2.0 1.7 1.7 2017 2020E 2018 2019E 2021E 1.0 * 18.9 19.2 20.8 2017 19.7 * 2018 2019E 2020E 2021E 20.5 * 6.8 4.8 3.9 3.5 3.5 2017 2020E 2018 2019E 2021E 7.25 8.25 8.00 2017 2018 2019E 2020E 2021E 7.50 * 7.00 * 19.9 1.5 20.0

Consolidated Income Statement 21 Source: Company filings under CNBV GAAP, in million pesos. 1Q19 4Q18 1Q18 % Change QoQ YoY Interest income 30,773 30,489 25,988 0.9 18.4 Interest expense (14,324) (14,286) (11,373) 0.3 25.9 Financial margin 16,449 16,203 14,615 1.5 12.5 Allowance for loan losses (4,318) (4,838) (4,137) (10.7) 4.4 Financial margin after allowance for loan losses 12,131 11,365 10,478 6.7 15.8 Commision and fee income 6,016 5,885 5,490 2.2 9.6 Commision and fee expense (1,590) (1,655) (1,421) (3.9) 11.9 Net gain /(loss) on financial assets and liabilities 332 (188) 288 (276.6) 15.3 Other operating income / (loss) (551) (455) (617) 21.1 (10.7) Administrative and promotional expenses (9,256) (9,228) (8,218) 0.3 12.6 Total operating income 7,082 5,724 6,000 23.7 18.0 Income taxes (1,791) (1,134) (1,273) 57.9 40.7 Net income 5,291 4,590 4,727 15.3 11.9

Consolidated Balance Sheet 22 Source: Company filings under CNBV GAAP, in million pesos. Mar - 19 Dec - 18 Mar - 18 % Change QoQ YoY Cash and due from banks 73,680 70,151 89,137 5.0 (17.3) Margin accounts 3,521 3,689 2,812 (4.6) 25.2 Investment in securities 241,293 317,781 275,640 (24.1) (12.5) Debtors under sale and repurchase agreements 63,768 37,881 38,500 68.3 65.6 Derivatives 135,612 162,891 149,144 (16.7) (9.1) Valuation adjustment for hedged financial assets 77 6 (4) 1,183.3 — Total loan portafolio 691,226 682,848 630,999 1.2 9.5 Allowance for loan losses (20,836) (21,100) (19,874) (1.3) 4.8 Loan portafolio (net) 670,390 661,748 611,125 1.3 9.7 Accrued income receivable from securitization transactions 113 127 123 (11.0) (8.1) Other receivables (net) 79,046 89,089 87,424 (11.3) (9.6) Foreclosed assets (net) 241 270 455 (10.7) (47.0) Property, furniture and fixtures (net) 8,841 8,714 6,360 1.5 39.0 Long - term investment in shares 90 91 91 (1.1) (1.1) Deferred taxes (net) 18,986 20,418 19,561 (7.0) (2.9) Deferred charges, advance payments and intangibles 8,601 8,679 7,837 (0.9) 9.7 Other assets 35 35 44 0.0 (20.5) Total assets 1,304,294 1,381,570 1,288,249 (5.6) 1.2 Deposits 750,154 738,537 711,217 1.6 5.5 Bank and other loans 57,574 57,083 39,259 0.9 46.7 Creditors under sale and repurchase agreements 65,455 100,689 101,085 (35.0) (35.2) Securities loans 0 1 1 (100.0) (100.0) Collateral sold or pledged as guarantee 24,006 30,539 23,084 (21.4) 4.0 Derivatives 134,917 163,206 148,910 (17.3) (9.4) Valuation adjustment of financial liabilities hedging (19) (24) 0 — — Other payables 104,521 128,318 109,159 (18.5) (4.2) Subordinated debentures 34,819 37,228 32,958 (6.5) 5.6 Deferred revenues 501 300 444 67.0 12.8 Total liabilities 1,171,928 1,255,877 1,166,117 (6.7) 0.5 Total stockholders' equity 132,366 125,693 122,132 5.3 8.4

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